
03057136

Form 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


RECD S.E.C.
APR 2 9 2003
1086

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

P.E. 4/1/03

For the month of April 2003

Commission File Number: 0-22286

PROCESSED
MAY 01 2003
THOMSON FINANCIAL

TARO PHARMACEUTICAL INDUSTRIES LTD.
(Translation of registrant's name into English)

Italy House, Euro Park, Yakum 60972, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________

The following is included in this Report on Form 6-K:

1. Registrant's 2002 Annual Report to Shareholders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taro Pharmaceutical Industries Ltd.

Date: April 29, 2003

By:/s/ Kevin Connelly
Kevin Connelly
Senior Vice President and Chief Financial Officer

2002 Financial Highlights*

	2002	2001	2000
Sales	$211,581	$149,230	$103,797
Gross Profit	$132,113	$94,494	$62,591
Net Income	$44,555	$25,994	$10,027
EPS†	$1.52	$0.99	$0.42

** U.S. Dollars in thousands except EPS data.*
† Earnings per diluted share.

Mission Statement

Taro is a multinational, science-based pharmaceutical company dedicated to meeting the needs of its customers through the discovery, development, manufacturing and marketing of the highest quality healthcare products.

Taro's carbamazepine products, used primarily in treating epilepsy, continued to experience significant growth in market share in 2002.

To Our Shareholders



Barrie Levitt, M.D.
Chairman of the Board



Aaron Levitt
President

Exceptional growth in sales and profitability made 2002 an outstanding year for Taro. Sales increased 42% compared with 2001, operating income increased 62% and net income rose 71%. These results for the year represent the latest addition to Taro's sustained record of profitable growth. From 1993 through 2002, Taro achieved a 25% compound annual growth rate in sales and a 27% compound annual growth rate in gross profit.

In the U.S., Taro maintained its leadership position in topical prescription products used in dermatology and expanded its market share in oral dosage products. The Company's research productivity also increased, as measured by filings pending with the U.S. Food and Drug Administration ("FDA") and the value of its pipeline. These achievements reflect Taro's traditional strengths in developing, manufacturing and marketing high-quality pharmaceutical products. Taro also launched new marketing initiatives and broadened the scope of its operations worldwide.

FINANCIAL PERFORMANCE

The quarter ended December 31, 2002 was Taro's 28th consecutive quarter of record sales and 18th consecutive quarter of record net income. Sales for the full year 2002 increased 42% to $211.6 million, compared with sales of $149.2 million in 2001. Net income in 2002 increased 71% to $44.6 million, or $1.52 per diluted share, compared with $26.0 million, or $0.99 per diluted share, in 2001.

Gross profit for 2002 increased 40% to $132.1 million, or 62% of sales, compared with $94.5 million, or 63% of sales, in 2001. Operating income before R&D expenses for 2002 increased 52% to $79.6 million, or 38% of sales, compared with $52.4 million, or 35% of sales, in 2001. Selling, general and administrative expenses for 2002 were $52.5 million, or 25% of sales, compared with $42.1 million, or 28% of sales, in 2001.

GENERIC DRUG DEVELOPMENT

In 2002, Taro's investments in R&D continued to expand the Company's research pipeline. During the year, Taro submitted 15 filings to the FDA. At the end of 2002, Taro had a total of 21 FDA filings addressing U.S. markets with annual sales of more than one billion dollars, according to industry sources.

Taro received approvals for four Abbreviated New Drug Applications ("ANDAs") and two unique supplemental ANDAs from the FDA in 2002. Approvals were received for the topical corticosteroid amcinonide cream, bioequivalent to Fujisawa's Cyclocort® cream, and the topical antifungals ketoconazole cream and econazole nitrate cream, bioequivalent to Janssen's Nizoral® cream and Ortho's Spectazole® cream, respectively. A tentative approval was granted for loratadine syrup, bioequivalent to Schering-Plough's Claritin® syrup. The unique supplements were for amiodarone tablets in 100 mg and 400 mg strengths. The 400 mg tablet is bioequivalent to Upsher-Smith's Pacerone® tablets; Taro believes it is currently the only company approved to market 100 mg amiodarone tablets.

Sales by Region


Israel 5%
Rest of World 2%
Canada 6%
U.S.A. 87%

PROPRIETARY RESEARCH

Taro's proprietary research initiatives continued to move forward in 2002.

A New Drug Application ("NDA") was submitted to the FDA for a product using Taro's NonSpil™, a patented delivery system that pours like a liquid, but resists spilling.

In 2002, a series of Phase I trials was completed on T2000, the first of Taro's novel class of non-sedating barbiturates. The results of Taro's first Phase II trial suggested that T2000 was effective in diminishing essential tremor, a common form of involuntary shaking. An additional U.S. patent on T2000 has been filed for this indication.

Of course, there can be no assurance of the efficacy or safety of T2000 or of its final regulatory approval. There can also be no assurance of successful commercialization of products using the NonSpil™ delivery system.

U.S. OPERATIONS

In 2002, operations in the U.S. expanded and accounted for 87% of Taro's sales. The Company organized these operations into three divisions: Taro Generics, TaroPharma and Taro Consumer Healthcare Products ("TCHP").

Taro Generics focuses on the Company's primary business of marketing generic products to the pharmaceutical trade. The Company expects this division to continue as the main driver of Taro's growth in the near term.

TaroPharma was established to promote the Company's proprietary prescription products directly to physicians. In establishing this division, Taro recruited a core team of professional medical representatives who have existing relationships with dermatologists and pediatricians. Initial product offerings for this division include Topicort® (desoximetasone), Ovide® (malathion), Primsol® (trimethoprim) and A/T/S® (topical erythromycin). These brands address common problems in dermatology and pediatrics, including acne, eczema and psoriasis in dermatology, and head lice and ear infections in pediatrics.

TCHP was established to market over-the-counter ("OTC") products to consumers. TCHP is currently promoting Kerasal®, Taro's exfoliating moisturizer product in the footcare market segment. TCHP plans to launch over-the-counter products based on Taro's NonSpil™ liquid drug delivery system under the brand name ElixSure™. These spill-resistant pediatric formulations are designed to provide parents and pediatricians with increased ease and accuracy of dosing. Of course, the success of the launch will depend upon consumer acceptance of this new delivery system.

MANUFACTURING OPERATIONS

Taro is increasing its manufacturing capacity to keep pace with anticipated demand for its growing line of pharmaceutical products. In May 2002, Taro acquired substantially all the assets of Thames Pharmacal, Inc., a pharmaceutical manufacturer located in Ronkonkoma, New York. The acquisition provided Taro with its first U.S. manufacturing facility. Thames augments both the Company's manufacturing flexibility and production capacity. The Thames acquisition brought Taro an additional 19 approved ANDAs. Among these was U-cort™ (hydrocortisone and urea), a topical prescription brand that the Company intends to promote through its TaroPharma division.

Recently, the Company acquired the former Antigen facility, located in Roscrea, County Tipperary, Ireland. The facility is licensed by the Irish Medicines Board to manufacture pharmaceutical products in Ireland for distribution in the European Union. Individual products to be manufactured by Taro at this facility will require regulatory approval in each jurisdiction; there can be no assurance with respect to such approvals.

Taro Ireland will provide a manufacturing base for the Company in Europe.

A new chemical manufacturing plant on Taro's Haifa, Israel campus is scheduled to begin operations in 2003. A large, modern pharmaceutical warehouse and a manufacturing unit have been completed to increase packaging, storage and distribution efficiencies. Work continues on a multi-purpose pharmaceutical manufacturing facility contiguous to the warehouse.

The acquisition of Thames in the U.S., the acquisition in Ireland and new plant construction in Israel and Canada are expected to enable Taro to meet its growth objectives. Taro's current facilities expansion program should more than treble the Company's 2002 production capacity.

NEW RESEARCH FACILITIES

In 2001, Taro completed construction of a new R&D building at the Haifa campus. Expansion of the Canada R&D center near Toronto is close to completion. In addition, Taro is establishing an R&D center in New York adjacent to the existing headquarters of Taro Pharmaceuticals U.S.A., Inc.

TARO'S PERFORMANCE

Our past investments in the Company have resulted in sustained financial performance. Taro is continuing to expand its infrastructure and invest in both its generic business and in new proprietary products and marketing initiatives within our areas of competency. We believe that our current investments will continue to yield growth and the capacity to meet anticipated demand for Taro products in the coming years.

Each year, the potential and excitement at Taro grow. We thank our employees, working together in six countries, for their dedication. With their support and the support of our shareholders and customers, we believe that our best years still lie ahead.

Sincerely,



Barrie Levitt, M.D.
Chairman of the Board



Aaron Levitt
President

April 2003

Taro's desoximetasone cream was first marketed in the U.S. in 1990. Taro later received approvals for the ointment (1996) and gel (1998) forms of the product. These topical corticosteroids remain among Taro's best sales performers.

Since 1993, successful NDA and ANDA filings for clotrimazole products have helped make Taro a leader in the market for topical antifungal medications.


Cures

Sustained Performance

Taro's financial results for 2002 demonstrate the productivity of the Company's research and the efficiencies of its manufacturing and marketing operations. These strengths have been developed through a policy of continuous reinvestment that has spanned several decades. In the 1950s, Taro began acquiring and developing proprietary products in Israel. In the 1960s, the Company initiated a chemical synthesis program through which it began to manufacture its own active pharmaceutical ingredients ("APIs"). In the 1980s, Taro acquired manufacturing facilities in Canada and then entered the U.S. market. In the 1990s, the Company began investing an average of 12-15% of annual sales in research and development. These investments in R&D have been the key growth driver for Taro as the Company increased sales more than three-fold, and net income 19-fold, between 1998 and 2002.

Operating Income Before R&D

in millions


$90
$80
$70
$60
$50
$40
$30
$20
$10
$0
93
94
95
96
97
98
99
00
01
02

Sales and Gross Profits Trend

in millions


$250
$225
$200
$175
$150
$125
$100
$75
$50
$25
93
94
95
96
97
98
99
00
01
02

Financial Indicators 1993 vs 2002

in millions


1993
2002
$400
$360
$320
$280
$240
$200
$160
$120
$80
$40
Sales
Gross Profit
Shareholders' Equity
Total Assets

Total Assets

in millions


$400
$375
$350
$325
$300
$275
$250
$225
$200
$175
$150
$125
$100
$75
$50
$25
93
94
95
96
97
98
99
00
01
02

Shareholder's Equity

in millions


$300
$270
$240
$210
$180
$150
$120
$90
$60
$30
93
94
95
96
97
98
99
00
01
02

Net Income Trend

in millions


$50
$45
$40
$35
$30
$25
$20
$15
$10
$5
93
94
95
96
97
98
99
00
01
02

Sales in the United States

in millions


$200
$180
$160
$140
$120
$100
$80
$60
$40
$20
$0
1999
2000
2001
2002
Products Approved 1999 to 2002
Products Approved Prior to 1999
In 2002, new products continued to produce growth in sales while Taro's base business gained in both revenue and market share.


T35
NDC
Warfarin Sod
Crys
5
Rx
HIGHLY POTENT
Serious bleedi
or dispense b
accompany
T35
USP

International R&D efforts have earned Taro approvals to manufacture warfarin tablets, an anticoagulant, which the Company markets in the U.S., Canada, Israel and the UK.

As a combination topical product containing both an antifungal agent and a corticosteroid, Taro's clotrimazole and betamethasone dipropionate cream required extensive clinical trials in order to gain regulatory approval in the U.S.

Research-Based Business Model

Taro's R&D investments accelerated the pace of filings submitted to the FDA in 2002. During the year, the Company submitted 15 filings to the FDA and received six approvals. At the beginning of 2003, the Company's pipeline at the FDA consisted of 21 filings, which, according to industry sources, addressed U.S. markets with more than one billion dollars in sales.

Growth Through Research

Taro's multinational research and development team has grown to more than 200 professionals, including 58 M.D.s and Ph.D.s working in recently expanded facilities in Israel and Canada. Overall, one in six Taro employees is involved in research and development.

The Taro Research Institute directs a range of product development activities, including discovery of new chemical entities, formulation of novel and generic products, clinical research, and chemical synthesis of active pharmaceutical ingredients. Taro's research programs have resulted consistently in an increasing number of regulatory filings in the U.S., Canada, Israel and Europe.

Vertical Integration

Taro submitted 4 Drug Master Files ("DMFs") to the FDA during 2002. At year end, Taro had a total of 19 DMFs on file, enabling the Company to manufacture active ingredients for many of its finished products. Vertical integration helps Taro to assure the quality, lower the cost and secure the supply of raw materials.

Product Approvals in 2002

United States

Amiodarone tablets 100mg, 400 mg
Amcinonide cream, 0.1%
Econazole nitrate cream, 1%
Etodolac extended-release tablets 400 mg, 500 mg, 600 mg*
Ketoconazole cream, 2%
Loratadine syrup (tentative)

Canada

Ketoderm (ketoconazole) cream, 2%
Triple antibiotic ointment

Israel

Clotrizone (clotrimazole and betamethasone dipropionate) cream
Diprofol (propofol) 2%

* Approved in 2003.

Proprietary Research

T2000

T2000 is the first of Taro's novel class of non-sedating barbiturates, which have potential applications in treating seizures, anxiety and other disorders. Taro has completed a series of Phase I trials for T2000 in 116 healthy volunteers. The results of the first Phase II trial suggested that T2000 was effective in reducing essential tremor, a common form of involuntary shaking not related to Parkinson's Disease. Essential tremor presents with varying degrees of severity and may prevent some patients from performing common daily activities. In December 2002, Taro filed a U.S. patent on T2000 for this indication. As with any novel drug, there can be no assurance of final approval or successful commercialization of T2000 or any member of this class of non-sedating barbiturates, for any indication.

NonSpil™

In 2002, Taro submitted an NDA to the FDA for a product using NonSpil™, the Company's novel liquid drug delivery system. The NonSpil™ vehicle pours like a liquid but resists spilling. Taro holds several patents on NonSpil™ and several others are pending worldwide. Taro anticipates that the delivery system's spill-resistant properties will allow increased ease and accuracy of administering medicine to children and the elderly. Taro plans to launch its NonSpil™ products under the brand name ElixSure™.


Cumulative R&D Investment
in millions
$150
$120
$90
$60
$30
93
94
95
96
97
98
99
00
01
02


Cumulative ANDA Approvals*
70
60
50
40
30
20
10
90
92
94
96
98
99
00
01
02

*Excludes acquired products.


ROKACET® PLUS
12 caplets
TARO

Rokacet® Plus, a strong and effective analgesic product, is manufactured by Taro in Israel.

Clotrimazole vaginal cream is one of many pharmaceutical products manufactured by Taro and marketed under the private labels of leading U.S. retailers, demonstrating their confidence in the Company's product quality.

In 2002, Taro's sales exceeded $200 million, more than doubling 2000's record sales. The Company is responding to rapid growth with capital investments to expand its research, manufacturing and distribution operations.

Acquisition of Manufacturing Facilities

Taro has both expanded and diversified its manufacturing base by acquiring pharmaceutical manufacturing facilities in the U.S. and Ireland.

North American Expansion

In May 2002, Taro acquired substantially all the assets of Thames Pharmacal, Inc., located in Ronkonkoma, New York. The acquired assets included the rights to all of Thames' generic prescription and over-the-counter products, as well as Thames' laboratories and manufacturing operations.

The Thames manufacturing facility, Taro's first in the U.S., provides additional capacity and flexibility for the production of semi-solids and liquids. The integration of the Thames facility into Taro's manufacturing operations has resulted in increased productivity at the newly acquired facility. Taro plans to continue to optimize the Company's North American manufacturing operations.

European Manufacturing Center

In January 2003, the Company entered into an agreement to acquire a facility formerly owned by Antigen Pharmaceuticals Limited, located in Roscrea, County Tipperary, Ireland. Taro acquired the Roscrea facility out of liquidation proceedings. The Roscrea center consists of 124,000 square feet of manufacturing, laboratory, office and warehouse space located on a 14-acre campus in central Ireland.

The facility has been licensed by the Irish Medicines Board and was approved to manufacture pharmaceutical products in Ireland for distribution in the European Union. Roscrea has been home to pharmaceutical manufacturing operations since 1946 and has an exceptional talent pool of personnel for pharmaceutical manufacturing and research. The acquisition of the Roscrea campus is an integral part of Taro's strategy for expansion into Europe.

New U.S. Research Operations

In August 2002, Taro purchased a facility to establish its first U.S. research laboratories. The facility consists of 37,000 square feet of laboratory and office space located in a building next to the headquarters of Taro Pharmaceuticals U.S.A., Inc. The new center will augment the Company's existing research operations in Israel and Canada. The New York tri-state area is recognized for having a large number of experienced pharmaceutical scientists.

Manufacturing Expansion in Israel

Taro is enlarging its chemical, pharmaceutical and warehousing operations in Haifa in anticipation of continued growth in demand for the Company's products. Internal production of active pharmaceutical ingredients has enabled Taro to achieve significant vertical integration in key products since the 1960s, when the Company initiated its first chemical synthesis programs.

The larger chemical facilities will provide a secure, high quality, cost effective source of active pharmaceutical ingredients for an increasing number of Taro products. Storage, warehousing and distribution facilities are incorporated in a new, state-of-the-art center adjacent to a multi-purpose pharmaceutical plant currently under construction.

Canadian Manufacturing and Research Operations

In anticipation of the launch of Taro's NonSpil™ line of products, the Company's main pharmaceutical plant in Canada was expanded to incorporate a new manufacturing wing. In addition, the Company is building a new research center on its Canadian campus, freeing space for further manufacturing expansion.

Taro has continually invested in expanding its manufacturing capabilities and capacity in order to keep up with anticipated demand for the Company's products. In executing the Company's capital expenditure programs, Taro has maintained a consistent focus on the highest levels of quality and cost-efficiency in manufacturing.



Taro is establishing its first U.S. research laboratories in this newly acquired facility.

TCHP is marketing Kerasal®, a unique footcare product, directly to consumers.

Taro has extended its Rokal® family of products in Israel to include Rokamol® gelcaps, an easy-to-swallow dosage form.


MOL

Anticipating Customer Needs

At the end of 2002, Taro organized its U.S. operations into three divisions. Each division is focused on the needs of a defined segment of the market.

Taro Generics

The Taro Generics division was established to concentrate on the Company's core business of marketing generic products to the wholesale and retail pharmacy trade and integrated healthcare customers. Taro is already a leader in the U.S. market for topical dermatological prescription products and has a growing line of generic oral dosage form products. The Company expects this division to continue to meet the increasing need for high-quality, low-cost generic products as patent exclusivity for pharmaceutical brands expires.

TaroPharma

The new TaroPharma division is the Company's platform for direct-to-physician marketing of proprietary prescription products. In establishing this division, Taro recruited a team of experienced professional medical representatives.

The initial product offerings of this division include Ovide® (malathion), a topical prescription product for the treatment of head lice. While resistance has devel-

Taro Warfarin U.S. Market Share


(Includes all nine strengths)
%
7
6
5
4
3
2
1
00
01
02

Taro Carbamazepine U.S. Market Share


(Includes IR Tablets, Chewable Tablets, and Suspension)
%
20
18
16
14
12
10
8
6
4
2
98
99
00
01
02

oped to many OTC pediculicides, no resistance to Ovide®, has been reported in the U.S. The Company believes that this product fills an unmet need in both dermatology and pediatrics. TaroPharma began marketing Ovide® in early 2003.

In 2000, Taro established its OptimaPharma Dermatologics division in Canada to market proprietary products directly to dermatologists. The division's initial product offerings, a proprietary line of topical corticosteroids, have become a rapidly growing segment of Taro's Canadian business. The OptimaPharma initiative served as a model for the TaroPharma division in the U.S.

Taro Consumer Healthcare Products

TCHP was formed to market proprietary over-the-counter products directly to consumers. TCHP has identified a largely unmet consumer need for the relief of dry, callused feet. Taro's research indicates that a significant percentage of the adult population suffers from this problem. Kerasal®, a unique exfoliating and moisturizing topical formulation, was developed to respond to this need. The product, previously available mainly through podiatrists, is currently being marketed in the U.S. and Canada. Of course, there can be no assurance of the success of Kerasal® in North America.

ElixSure™ : Old Problem, New Solution

The administration of liquid medicines to children is often a source of frustration for parents, physicians and children, at a time when the emphasis should be on comforting a sick child. An unpleasant struggle may develop when a parent must give liquid medication to a child, often resulting in spills, stains, and in some cases, a question of the accuracy of the dose. Taro's NonSpil™, a great-tasting children's formulation that pours but resists spilling, may go a long way toward solving this problem. TCHP plans to launch a line of OTC products based on Taro's NonSpil™ delivery system under the brand name ElixSure™. Of course, there can be no assurance of consumer acceptance of this new delivery system.


Children's
ElixSure
COUGH
CONGESTION
FEVER/PAIN
Acetaminophen Oral Solution

Taro's new line of ElixSure™ products will be based on the NonSpil™ delivery system.

Taro U.S.A. Prescription Products

Generic Name	Innovator Name*
Creams, Ointments, Gels and Solutions	
Amcinonide Cream and Ointment	Cyclocort®
Betamethasone Dipropionate Cream	Diprosone®
Betamethasone Valerate Cream	Valisone®
Clioquinol/Hydrocortisone Cream	----------------
Clobetasol Propionate Cream, Ointment, Gel and Topical Solution	Temovate®
Clobetasol Propionate Emollient Cream	Temovate® E
Clotrimazole and Betamethasone Dipropionate Cream	Lotrisone®
Clotrimazole Cream and Topical Solution	Lotrimin®
Desonide Cream and Ointment	Tridesilon® and DesOwen®
Desoximetasone Cream and Gel (0.05%)	Topicort®
Desoximetasone Cream and Ointment (0.25%)	Topicort®
Diflorasone Diacetate Cream and Ointment	Psorcon®
Econazole Nitrate Cream	Spectazole®
Fluocinonide Cream, Ointment, Gel and Topical Solution	Lidex®
Fluocinonide Emollient Cream	Lidex® E
Gentamicin Sulfate Cream and Ointment	Garamycin®
Hydrocortisone Cream and Lotion (2.5%)	Hytone®
Hydrocortisone Valerate Cream and Ointment	Westcort®
Ketoconazole Cream	Nizoral®
Lidocaine Ointment	-----------
Nystatin/Triamcinolone Acetonide Cream and Ointment	Mycolog® II
Nystatin Cream	Mycostatin®
Triamcinolone Acetonide Cream and Ointment	Kenalog®
Triamcinolone Acetonide Dental Paste	Kenalog® in Orabase
Otic Solutions	
Acetic Acid/Hydrocortisone Otic Solution	----------------
Antipyrine Benzocaine Otic Solution	Auralgan®, Tympagesic®
Tablets, Capsules and Oral Suspensions	
Acetazolamide Tablets (125 mg and 250 mg)	Diamox®
Amiodarone Hydrochloride Tablets (100, 200 and 400 mg)	Cordarone®, Pacerone®
Carbamazepine Oral Suspension	Tegretol®
Carbamazepine Tablets	Tegretol®

Continued from Previous Page

Tables, Capsules and Oral Suspensions (cont.)

Carbamazepine Chewable Tablets	Tegretol®
Clomipramine Hydrochloride Capsules (25 mg, 50 mg and 75mg)	Anafranil®
Clorazepate Dipotassium Tablets (3.75 mg, 7.5 mg and 15 mg)	Tranxene®
Enalapril Maleate Tablets (2.5 mg, 5 mg, 10 mg and 20 mg)	Vasotec®
Enalapril Maleate/Hydrochlorothiazide Tablets (5/12.5 mg and 10/25 mg)	Vaseretic®
Etodolac Capsules (200 mg and 300 mg)	Lodine®
Etodolac Extended Release Tablets (400 mg, 500 mg and 600 mg)	Lodine XL®
Etodolac Tablets (400 mg and 500 mg)	Lodine®
Ketoconazole Tablets	Nizoral®
Nortriptyline Hydrochloride Capsules (10 mg (base), 25 mg (base) and 75 mg (base))	Pamelor®
Warfarin Sodium Tablets (1, 2, 2.5, 3, 4, 5, 6, 7.5, 10 mg)	Coumadin®

*Brand names are the registered trademarks of the products' manufacturers.

TaroPharma Dermatology & TaroPharma Pediatrics

Brand Name	Active Ingredient
Antibiotics	
Primsol® Oral Solution	Trimethoprim Hydrochloride
Pediculicides	
Ovide® Lotion	Malathion
Topical Antibiotics	
A/T/S® Gel and Solution	Erythromycin
Topical Corticosteroids	
Topicort® LP Cream, Ointment and Gel (0.05%)	Desoximetasone
Topicort® Cream and Ointment (0.25%)	Desoximetasone

Taro Consumer HealthCare Products

Footcare

Kerasal®	Salicylic Acid, Urea

Taro U.S.A. OTC Products

Generic Name	Innovator Name*
Antifungals	
Clotrimazole Cream	Lotrimin® AF
Clotrimazole Topical Solution	Lotrimin® AF
Miconazole Nitrate Cream	Micatin®
Tolnaftate Cream and Solution Spray	Tinactin®
Feminine Care	
Clotrimazole 2% 3 Day Vaginal Cream	Gyne-Lotrimin® 3
Clotrimazole 1% 7 Day Vaginal Cream	Gyne-Lotrimin® 7 and Mycelex®
Lubricating Jelly	K-Y® Jelly
Miconazole Nitrate 7 Day Vaginal Cream	Monistat-7®
First Aid	
Bacitracin Ointment	Baciquent®
Diphenhydramine Hydrochloride Cream (2%)	Benadryl®
Hydrocortisone Cream and Ointment (0.5%)	Cortaid® and Cortizone•5®
Hydrocortisone Cream and Ointment (1%)	Cortaid® Maximum Strength and Cortizone•10®
Hydrocortisone Cream with Aloe (0.5%)	Cortaid® Sensitive Skin & Cortizone•5®
Hydrocortisone Cream with Aloe (1%)	Cortaid® Maximum Strength and Cortizone•10®
Hydrocortisone Cream Plus 12 Moisturizers (1%)	Cortizone•10® Plus
Povidone Iodine Ointment and Solution	Betadine®
Triple Antibiotic Ointment	Neosporin®
Triple Antibiotic Ointment Plus Pramoxine	Neosporin® Plus
Nasal Sprays	
Oxymetazoline Hydrochloride Nasal Spray	Afrin®
Saline Nasal Spray	Ocean®
Skin Care	
Benzoyl Peroxide Gel and Lotion (5%)	----------------
Benzoyl Peroxide Gel and Lotion (10%)	----------------
Diaper Rash Ointment (zinc oxide 40%)	Desitin®
Hemorrhoid Treatments	
Hemorrhoidal Suppositories	Preparation H®

*Brand names are the registered trademarks of the products' manufacturers.

Taro Canada Prescription Products

Taro Brand Name	Generic Name	Innovator Name*
	Creams, Ointments, Gels and Lotions	
Betaderm Cream and Ointment (0.1% and 0.05%)	Betamethasone Valerate Cream and Ointment	Betnovate® and Celestoderm®-V and V/2
Betaderm Scalp Lotion	Betamethasone Valerate Lotion	Valisone® and Betnovate®
Cortoderm Ointment	Hydrocortisone Ointment	Cortate®
Dermalac® Cream & Lotion (12%)	Ammonium Lactate Cream & Lotion	----------------
Dermovate® Cream, Ointment, Scalp Application (0.05%)	Clobetasol Propionate Cream, Ointment, Topical Solution	----------------
Desoxi Cream (0.05% and 0.25%)	Desoximetasone Cream	Topicort®
Desoxi Gel (0.05%)	Desoximetasone Gel	Topicort®
Fluoderm Cream (0.025% and 0.01%)	Fluocinolone Acetonide Cream	Synalar®
Fluoderm Ointment (0.025%)	Fluocinolone Acetonide Ointment	Synalar®
Hyderm Cream	Hydrocortisone Acetate Cream	Cortacet®
Hydro Val Cream and Ointment	Hydrocortisone Valerate Cream and Ointment	Westcort®
Ketoderm	Ketoconazole Cream	Nizoral®
Lyderm Cream, Ointment and Gel	Fluocinonide Cream, Ointment and Gel	Lidex® and Topsyn®
Nyaderm Vaginal Cream	Nystatin Vaginal Cream	Mycostatin®
Oracort Dental Paste	Triamcinolone Acetonide Dental Paste	Kenalog® in Orabase
Taro-Sone Cream, Ointment and Lotion	Betamethasone Dipropionate Cream, Ointment and Lotion	Diprosone®
Tiamol® Cream	Fluocinonide Emollient Cream	----------------
Triaderm Cream (0.1% and 0.025%)	Triamcinolone Acetonide Cream	Kenalog®
Triaderm Ointment (0.1%)	Triamcinolone Acetonide Ointment	Kenalog®
Viaderm K.C. Cream and Ointment	Nystatin, Neomycin Sulfate, Gramicidin and Triamcinolone Acetonide Cream and Ointment	Kenacomb®
	Oral Liquid Preparations	
Nyaderm Oral Suspension	Nystatin Oral Suspension	Mycostatin®
	Tablets and Capsules	
Taro-Carbamazepine CR Tablets (200 mg and 400 mg)	Carbamazepine Controlled Release Tablets	Tegretol®CR
Taro-Carbamazepine Chewable Tablets (100 mg and 200 mg)	Carbamazepine Chewable Tablets	Tegretol Chewable®
Taro-Etodolac Capsules (200 mg and 300 mg)	Etodolac Capsules	Lodine®
Taro-Warfarin Sodium Tablets (1, 2, 2.5, 3, 4, 5, 6, 7.5, 10 mg)	Warfarin Sodium Tablets	Coumadin®

*Brand names are the registered trademarks of the products' manufacturers.

Taro Canada OTC Products

Taro Brand Name	Generic Name	Innovator Name*
Creams, Ointments, Gels and Lotions		
Clotrimaderm Cream	Clotrimazole Cream	Canesten®
Clotrimaderm Vaginal Cream (1% and 2%)	Clotrimazole Vaginal Cream	Canesten®
Cortoderm Ointment	Hydrocortisone Ointment	Cortate®
Hyderm Cream	Hydrocortisone Acetate Cream	Cortacet®
Kerasal® Ointment	Salicylic Acid and Urea Ointment	-------------
Micozole Vaginal Cream	Miconazole Nitrate Cream	Monistat®
Nyaderm Cream and Ointment	Nystatin Cream and Ointment	Mycostatin®
Pitrex Cream	Tolnaftate Cream	Tinactin®
Polyderm Ointment	Bacitracin Zinc, Polymyxin B Sulfate Ointment	Polysporin®
Taro Base Cream	--------------------	Glaxal® Base
Taro Gel Personal Lubricant	Lubricating Jelly	K-Y® Jelly
Taro Gel Sterile Lubricant	Sterile Lubricating Jelly	----------
Taro-Bacitracin Ointment	Bacitracin Ointment	Baciquent®
Triple Antibiotic Ointment	Polymyxin B Sulfate, Bacitracin Zinc and Gramicidin Ointment	Polysporin®
Zincoderm Ointment	Zinc Oxide Ointment	Zincofax®
Capsules		
Docusate Calcium Capsules	Docusate Calcium Sulfosuccinate Capsules	Surfax®
Docusate Sodium Capsules	Docusate Sodium Sulfosuccinate Capsules	Colace®
Injectables		
Vitamin B12 Injection	Cyanocobalamin Injection	Rubramin®
Oral Liquid Preparations		
Docusate Sodium Syrup	Docusate Sodium Syrup	Colace®

*Brand names are the registered trademarks of the products' manufacturers.

Taro Israel Prescription Products

Taro Brand Name	Active Ingredient
Analgesics	
Etopan® Capsules (200 mg and 300 mg)	Etodolac
Etopan® Tablets	Etodolac
Etopan® XL Tablets (600 mg)	Etodolac
Morphex CR Tablets	Morphine Hydrochloride Controlled Release
Percocet®* Tablets	Oxycodone Hydrochloride, Acetaminophen
Percodan®* Tablets	Oxycodone Hydrochloride, Oxycodone, Terephthalate, Acetylsalicylic Acid
Tanyl Injection	Fentanyl (as citrate)
Anesthetics	
Curarine Injection	Turbocurarine Chloride
Diprofol 1% Injection (Ampoules and Vials)	Propofol
Diprofol 2% (Vials-Low Lipid Formula)	Propofol
Midazol Injection	Midazolam
Mycurium Injection (Ampoules and Vials)	Atracurium Besylate
Succinyl Forte Ampoules	Succinylcholine Chloride
Antiasthmatics	
Pulmotide Inhaler (50 mcg and 200 mcg)	Budesonide
Antibiotics	
Clavamox Tablets (125 mg and 500 mg)	Amoxicillin, Clavulanic Acid
Clavamox Powder for Suspension (125/31.25 mg and 250/62.5 mg)	Amoxicillin, Clavulanic Acid
Eryc,** Enteric Coated Granules in Capsules	Erythromycin
Triax Powder for Injection, 1.0 g vials	Ceftriaxone Sodium
Anticancer	
Cytophosphan Injection and Tablets (200 mg, 500 mg and 1 g)	Cyclophosphamide
Cardiovascular	
Amiocor Tablets	Amiodarone 200 mg
Butamine Injection	Dobutamine Hydrochloride
Coumadin®* Tablets (1, 2, 2.5, 3, 4, 5, 6, 7.5 and 10 mg)	Warfarin Sodium Clathrate
Napril Tablets (2.5, 5, 10 and 20 mg)	Enalapril Maleate
Naprizide Tablets (5/12.5 mg and 10/25 mg)	Enalapril Maleate/Hydrochlorothiazide
Nitroglycerin Alcohol Free Injection (Ampoules and Vials)	Nitroglycerin
Profex Tablets (150 mg and 300 mg)	Propafenone
Central Nervous System	
Diaz Tablets (2 mg, 5 mg and 10 mg)	Diazepam
Flexin Injection	Orphenadrine Citrate
Lozapine (25 mg and 100 mg)	Clozapine
Methozane Tablets (25 mg and 100 mg)	Levomepromazine (U.S. Name Methotrimeprazine)
Oprimol Tablets	Opipramol Hydrochloride
Partane Tablets (2 mg and 5 mg)	Trihexyphenidyl Hydrochloride

* In Israel, Coumadin, Percodan and Percocet are registered trademarks of Taro Pharmaceuticals U.S.A., Inc. Elsewhere in the world, Coumadin is a trademark of the Bristol-Myers Squibb Company, and Percodan and Percocet are trademarks of Endo Pharmaceuticals, Inc.

** Eryc is a registered trademark of Faulding Pharmaceuticals Plc.

Continued from Previous Page

Central Nervous System (cont.)	
Perphenan Tablets (4 mg and 8 mg) and Injection (Ampoules)	Perphenazine
Ridazin Tablets (10 mg, 25 mg and 100 mg)	Thioridazine Hydrochloride
Taroctyl Tablets (25 mg and 100 mg) and Injection (Ampoules For I.V. and I.M. Use)	Chlorpromazine Hydrochloride
Teril® CR Tablets (200 mg and 400 mg)	Carbamazepine
Teril® Tablets	Carbamazepine
Uramox® Tablets	Acetazolamide
Dermatologicals	
Clotrizone Cream	Clotrimazole and Betamethasone
Curatane Capsules (10 mg and 20 mg)	Isotretinoin
Dermacombin Cream and Ointment	Nystatin, Neomycin Sulfate, Gramicidin, Triamcinolone Acetonide
Desicort Cream (0.05% and 0.25%)	Desoximetasone
Nystatin Ointment, Tablets and Vaginal Tablets	Nystatin
Endocrine	
Depolut Injection (250 mg and 500 mg Ampoules)	Hydroxyprogesterone Caproate
Mercaptizol Tablets	Methimazole
Sterocort Tablets	Triamcinolone
Expectorants/Antitussives	
Oxacatin Syrup	Oxomemazine, Potassium Guaiacolsulfonate, Sodium Benzoate
Gastro-Intestinal	
Meroken Powder	Polyethylene Glycol, Sodium Bicarbonate, Sodium Chloride, Potassium Chloride
Nutritional Supplements	
Avipur Tablets	Vitamin A (as palmitate)
Ophthalmic Preparations	
Glaucocarpine Eye Drops (1%, 2%, 3% and 4%)	Pilocarpine Hydrochloride
Tarocidin D Eye Drops	Chloramphenicol, Polymyxin B Sulfate, Dexamethasone Sodium Phosphate
Tarocidin Eye Drops	Chloramphenicol, Polymyxin B Sulfate
Tarocyn Eye Ointment	Oxytetracycline
Oral Preparations	
Nystatin Ready Mix (oral suspension)	Nystatin
Oracort E Paste	Triamcinolone Acetonide, Lidocaine
Oracort Paste	Triamcinolone Acetonide
Periostat*	Doxycycline
Otic Preparations	
Otomycin Ear Drops	Neomycin Sulfate, Phenylephrine Hydrochloride, Sodium Propionate, Benzocaine

* Periostat is a registered trademark of CollaGenex International Ltd.

Taro Israel OTC Products

Taro Brand Name	Active Ingredient
Analgesics	
Rokacet Plus Caplets	Acetaminophen, Codeine, Caffeine
Rokacet Caplets	Acetaminophen, Codeine, Caffeine
Rokal Plus Caplets	Acetyl Salicylic Acid, Codeine, Caffeine
Rokal Caplets	Acetyl Salicylic Acid, Codeine, Caffeine
Rokamol Adult and Pediatric Syrup	Acetaminophen
Rokamol Caplets and Drops	Acetaminophen
Rokamol Gelcaps	Acetaminophen
Rokamol Plus Codeine Tablets	Acetaminophen, Codeine
Rokanite Tablets	Acetyl Salicylic Acid, Codeine
Antidiarrheals	
Kapectin Forte Suspension	Kaolin, Pectin
Antifungals	
Clotrimaderm Cream	Clotrimazole
Cough/Cold	
Tarodex Adult and Pediatric Syrup	Dextromethorphan Hydrobromide
Tarophed Syrup	Pseudoephedrine Hydrochloride
Laxatives	
Docusoft Capsules	Dioctyl Sodium Sulfosuccinate
Jungborn Granules	Senna Extract
Jungborn Tea	Folia Sennae, Herbal Ingredients

Continued from Previous Page

Medicated Shampoo

Nikita Shampoo	Plant Extracts (lice treatment)
Sebosel Suspension	Selenium Sulfide

Nasal Preparations

Alnase Nasal Drops, Spray and Metered Dose	Naphazoline Hydrochloride, Phenylephrine Hydrochloride, Mepyramine Maleate
Sinaf Nasal Drops, Spray and Metered Dose	Oxymetazoline Hydrochloride, Phenylephrine Hydrochloride
Taro Oxymetazoline Nasal Spray	Oxymetazoline Hydrochloride

Nutritional Supplements

Calcimore Tablets	Calcium Carbonate
Ce De Calcium Tablets (veterinary)	Ascorbic Acid, Vitamin D, Calcium Phosphate
Polyvit 30 Plus Capsules	Multivitamin and Minerals
Polyvit Tablets and Drops	Multivitamin and Minerals

Oral Preparations

Anadent Gel	Benzocaine
Tarodent Mouthwash	Chlorhexidine Gluconate

Profitable generic products are expected to be the near-term drivers of Taro's continued growth.


Hydrocortisone Valerat
SP, 0.2%
USE ONLY.
TARO


T600
TOPAN XL


TARO
Warfarin Sodium Tabl
comprimés de warfarine
1 mg
ANTICO
1 mg per tablet/ par comprimé
PROTECT FROM LIGHT.
PROTÉGER DE LA LUMIÈ


Kerasal
soluble ointment
proven formula • Soften
Kerasal

Report of Independent Auditors

To the Shareholders of Taro Pharmaceutical Industries Ltd.

We have audited the accompanying consolidated balance sheets of Taro Pharmaceutical Industries Ltd. ("the Company") and its subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2002 and 2001, and the consolidated results of their operations and cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Kost Forer and Gabbay

Tel-Aviv, Israel
February 19, 2003

KOST, FORER & GABBAY
A Member of Ernst & Young International

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,	
	2002	2001
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 130,717	$ 150,732
Restricted short-term bank deposits (Note 3)	2,468	2,416
Accounts receivable:		
Trade (Note 4a)	69,038	41,131
Other and prepaid expenses (Note 4b)	12,453	8,134
Inventories (Note 5)	42,439	29,081
TOTAL CURRENT ASSETS	257,115	231,494
LONG-TERM INVESTMENTS (Note 9)	1,348	2,838
PROPERTY, PLANT AND EQUIPMENT, NET (Note 6)	93,358	54,024
OTHER INTANGIBLE ASSETS AND DEFERRED CHARGES, NET (Note 7)	7,676	2,954
GOODWILL (Note 8)	7,150	3,839
DEFERRED INCOME TAXES (Note 16)	13,198	12,613
TOTAL ASSETS	$ 379,845	$ 307,762

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,	
	2002	**2001**
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Short-term bank credit and short-term loans (Note 10)	$ 2,310	$ 2,221
Current maturities of long-term debt (Note 12)	7,962	6,010
Accounts payable:		
Trade	25,216	12,701
Other and accrued expenses (Note 11)	20,199	12,383
Income taxes payable	2,557	1,468
TOTAL CURRENT LIABILITIES	58,244	34,783
LONG-TERM LIABILITIES:		
Long-term debt, net of current maturities (Note 12)	47,127	49,285
Deferred income taxes (Note 16)	2,780	3,409
Accrued severance pay (Note 9)	1,398	1,145
TOTAL LONG-TERM LIABILITIES	51,305	53,839
COMMITMENTS AND CONTINGENCIES (Note 14)		
MINORITY INTEREST	1,159	776
SHAREHOLDERS' EQUITY (Note 15):		
Share capital :		
Ordinary Shares of NIS 0.0001 par value:		
Authorized at December 31, 2002 and 2001: 200,000,000 shares; Issued at December 31, 2002 and 2001: 29,008,589 and 28,886,054 shares, respectively; Outstanding at December 31, 2002 and 2001: 28,744,289 and 28,621,754, respectively	679	679
Founders' shares of NIS 0.00001 par value:		
Authorized, issued and outstanding at December 31, 2002 and 2001: 2,600 shares	1	1
Additional paid-in capital	173,584	167,599
Accumulated other comprehensive loss	(2,358)	(2,591)
Treasury stock	(1,288)	(1,288)
Retained earnings	98,519	53,964
TOTAL SHAREHOLDERS' EQUITY	269,137	218,364
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 379,845	$ 307,762

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

U.S. dollars in thousands (except per share data)

	Year ended December 31,		
	2002	**2001**	**2000**
Sales (Notes 17a and 18)	$ 211,581	$ 149,230 *	$ 103,797
Cost of sales	79,468	54,736	41,206
Gross profit	132,113	94,494	62,591
Operating expenses:			
Research and development, net (Note 17b)	26,373	19,633	14,593
Selling, marketing, general and administrative (Note 17c)	52,481	42,086 *	31,902
	78,854	61,719	46,495
Operating income	53,259	32,775	16,096
Financial expenses, net (Note 17d)	(162)	(2,594)	(3,855)
	53,097	30,181	12,241
Other income, net	78	272	344
Income before income taxes	53,175	30,453	12,585
Income taxes (Note 16)	8,406	4,378	2,538
	44,769	26,075	10,047
Minority interest in earnings of a subsidiary	(214)	(81)	(20)
Net income	$ 44,555	$ 25,994	$ 10,027
Basic net earnings per Ordinary Share (Note 15g)	$ 1.55	$ 1.11	$ 0.47
Diluted net earnings per Ordinary Share (Note 15g)	$ 1.52	$ 0.99	$ 0.42

*) *Reclassified.*

The accompanying notes are an integral part of the consolidated financial statements.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands

	Share capital	Additional paid-in capital	Accumulated other comprehensive loss	Treasury stock	Retained earnings	Total shareholders' equity
Balance at January 1, 2000	$ 680	$ 23,562	$ (868)	$ (765)	$ 17,943	$ 40,552
Net income	-	-	-	-	10,027	10,027
Other comprehensive income (losses):						
Foreign currency translation adjustments	-	-	(568)	-	-	(568)
Unrealized gains on available-for-sale marketable securities	-	-	55	-	-	55
Total comprehensive income						9,514
Exercise of options	*)	276	-	7	-	283
Amortization of compensation in respect of options granted to non-employees	-	123	-	-	-	123
Purchase of treasury stock	*)	-	-	(258)	-	(258)
Balance at December 31, 2000	680	23,961	(1,381)	(1,016)	27,970	50,214
Net income	-	-	-	-	25,994	25,994
Other comprehensive income (losses):						
Foreign currency translation adjustments	-	-	(1,204)	-	-	(1,204)
Unrealized losses on available-for-sale marketable securities	-	-	(6)	-	-	(6)
Total comprehensive income						24,784
Tax benefit related to exercise of stock options	-	16,045	-	-	-	16,045
Exercise of options	*)	989	-	-	-	989
Stock split effected as a stock dividend (100%)	*)	*)	-	-	-	-
Issuance of shares, net	*)	126,574	-	-	-	126,574
Amortization of compensation in respect of options granted to non-employees	-	30	-	-	-	30
Purchase of treasury stock	*)	-	-	(272)	-	(272)
Balance at December 31, 2001	680	167,599	(2,591)	(1,288)	53,964	218,364
Net income	-	-	-	-	44,555	44,555
Other comprehensive income (losses):						
Foreign currency translation adjustments	-	-	236	-	-	236
Unrealized losses on available-for-sale marketable securities	-	-	(3)	-	-	(3)
Total comprehensive income						44,788
Tax benefit related to exercise of stock options	-	5,195	-	-	-	5,195
Exercise of options	*)	651	-	-	-	651
Amortization of compensation in respect of options granted to non-employees	-	139	-	-	-	139
Balance at December 31, 2002	$ 680	$ 173,584	$ (2,358)	$ (1,288)	$ 98,519	$ 269,137

Accumulated unrealized gains on available-for-sale marketable securities	$ 46
Accumulated foreign currency translation adjustments	(2,404)
	$ (2,358)

*) *Represents an amount less than $ 1.*

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,		
	2002	**2001**	**2000**
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 44,555	$ 25,994	$ 10,027
Adjustments required to reconcile net income to net cash provided by operating activities:			
Minority interest in earnings of a subsidiary	214	81	20
Depreciation and amortization	8,263	6,728	5,763
Amortization of compensation in respect of options granted to non-employees	139	30	123
Accrued severance pay, net	55	35	89
Capital gain on sale of property, plant and equipment	-	(19)	-
Erosion of long-term debt	(327)	(622)	485
Deferred income taxes, net	4,254	2,117	507
Increase in trade receivables	(26,853)	(2,560)	(13,589)
Increase in other accounts receivable and prepaid expenses	(4,250)	(1,410)	(974)
Increase in inventories	(11,717)	(10,454)	(1,773)
Increase in trade payables	11,090	4,125	2,719
Increase in other accounts payable and accrued expenses	3,142	2,662	3,467
Increase (decrease) in income taxes payable	1,077	687	(669)
NET CASH PROVIDED BY OPERATING ACTIVITIES	29,642	27,394	6,195
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchase of property, plant and equipment	(43,246)	(19,258)	(12,109)
Acquisition of Thames Pharmacal Company, Inc. (a)	(6,436)	-	-
Investments in other intangible assets	(377)	(1,391)	(1,414)
Long-term security deposits and other assets	(130)	10	104
Investment in restricted short-term bank deposits	(52)	(185)	(199)
Proceeds from sale of property, plant and equipment	371	26	-
NET CASH USED IN INVESTING ACTIVITIES	(49,870)	(20,798)	(13,618)

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,		
	2002	2001	2000
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from exercise of options	651	989	283
Proceeds from issuance of shares, net	-	126,574	-
Proceeds from long-term debt	7,183	15,750	20,693
Purchase of treasury stock	-	(272)	(258)
Repayment of long-term debt	(6,006)	(6,102)	(4,991)
Short-term bank credit and short-term loans, net	(1,636)	51	(4,034)
NET CASH PROVIDED BY FINANCING ACTIVITIES	192	136,990	11,693
Effect of exchange rate changes on cash and cash equivalents	21	(99)	(28)
Increase (decrease) in cash and cash equivalents	(20,015)	143,487	4,242
Cash and cash equivalents at the beginning of the year	150,732	7,245	3,003
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	$ 130,717	$ 150,732	$ 7,245
SUPPLEMENTAL DISCLOSURE OF CASH FLOW TRANSACTION:			
Cash paid during the year for:			
Interest	$ 4,196	$ 3,557	$ 3,258
Income taxes	$ 1,770	$ 1,568	$ 2,677
(a) ACQUISITION OF THAMES PHARMACAL COMPANY, INC.:			
Estimated fair value of assets acquired and liabilities assumed at the date of acquisition:			
Working capital deficiency, net (excluding cash)	$ (1,788)		
Property, plant and equipment	220		
Intangible assets	4,697		
Goodwill	3,307		
	$ 6,436		
(b) NON-CASH INVESTING AND FINANCING TRANSACTIONS:			
Property, plant and equipment	$ 4,003	$ 1,867	$ 1,991
Other accounts payable	$ (3,263)	$ (1,867)	$ (1,991)
Long-term debt	$ (740)	$ -	$ -
Tax benefit related to exercise of stock options	$ 5,195	$ 16,045	$ -
Tax benefit related to exercise of stock options	$ (5,195)	$ (16,045)	$ -

The accompanying notes are an integral part of the consolidated financial statements.

U.S. dollars in thousands (except per share data)

NOTE 1: GENERAL

a. Taro Pharmaceutical Industries Ltd. ("the Company") is an Israeli corporation which operates in Israel and through Israeli, North American, and European subsidiaries ("the Group"). The principal business activities of the Group are the production, research and development and marketing of pharmaceutical products. The Company's Ordinary Shares are traded on the NASDAQ National Market in the United States.

All of the industrial pharmaceutical activities of the Group in Israel are performed by the Company. The activities of the Group in North America are performed by Taro Pharmaceuticals Inc., Taro Pharmaceuticals North America, Inc. and Taro Pharmaceuticals U.S.A., Inc. Taro Research Institute Ltd. provides research and development services to the Group. Taro International Ltd. and Taro Pharmaceuticals (U.K.) Ltd. are engaged in the marketing activities of the Group outside North America.

The Group manufactures generic drug products in its facilities located in Canada, U.S.A. and Israel and manufactures bulk active pharmaceutical ingredients in its facilities located in Israel. The vast majority of the Group's sales are in North America.

In North America, the Company sells and distributes its products principally to drug industry wholesalers, drug store chains and mass merchandisers. In Israel, the Group sells and distributes its products principally to healthcare institutions and private pharmacies.

Sales of six product lines in 2002 contributed approximately 51% of the Group's consolidated sales. In the generic pharmaceutical industry, selling prices and related profit margins tend to decrease as products mature due to increased competition from other generic pharmaceutical manufacturers as they gain approval from the U.S. Food & Drug Administration, the Canadian Therapeutic Products Directorate, the Israeli and other Ministries of Health ("Government Agencies") to manufacture equivalent products. The Group's future operating results are dependent on, among other things, its ability to introduce new products and maintain its approvals to market existing drugs.

While non-compliance with Government Agencies' regulations can result in refusal to allow entry, seizure, fines or injunctive actions to prevent the sale of products, no such actions against the Group or its products have ever occurred. The Group believes that it is in material compliance with all Government Agencies' regulations.

One customer accounted for 22%, 15% and 18% of the Group's revenues for the years ended December 31, 2002, 2001 and 2000, respectively (see also Note 17a).

Some raw materials and certain products are currently obtained from single domestic or foreign suppliers. Although the Group has not experienced material difficulties to date, future supply interruptions could require additional regulatory approvals and may result in the Group's inability to market such products pending approvals. Any significant and prolonged interruption of supply could have a material adverse effect on the Group's results of operations and financial position.

b. On May 7, 2002, the Company through its subsidiaries purchased substantially all of the assets and assumed all liabilities of Thames Pharmacal, Inc. ("Thames"). Thames was a privately-held New York manufacturer of prescription and over-the-counter ("OTC") pharmaceutical products. The acquisition was made in order to broaden the Company's products' portfolio. The aggregate purchase price of $6,436 was paid in cash. The Company accounted for this acquisition by the purchase method. The results of Thames' operations have been included in the consolidated financial statements since the acquisition date.

The following table summarizes the estimated fair value of assets acquired and liabilities assumed at the acquisition date:

Current assets	$ 3,024
Current liabilities	(4,812)
Property, plant and equipment	220
Intangible assets	4,697
Goodwill	3,307
	$ 6,436

The intangible assets acquired include product rights with weighted average useful life of 11 years. No in-process research and development was identified.

Pro forma information in accordance with Statement of Financial Accounting Standard No. 141, "Business Combinations" ("SFAS No. 141") has not been provided, since the sales and net income for 2002 and 2001 were not material in relation to total consolidated sales and net income.

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements are prepared according to generally accepted accounting principles in the United States ("U.S. GAAP").

a. Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

b. Financial statements in U.S. dollars:

A majority of the revenues of the Company and certain of its subsidiaries is generated in U.S. dollars ("dollars"). In addition, a substantial portion of the costs of the Company and certain of its subsidiaries is incurred in dollars. Company's management believes that the dollar is the primary currency of the economic environment in which the Company and certain of its subsidiaries operate. Thus, the functional and reporting currency of the Company and certain of its subsidiaries is the dollar.

Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into dollars in accordance with Statement of Financial Accounting Standard No. 52 "Foreign Currency Translation" ("SFAS No. 52"). All transaction gains and losses resulting from remeasurement of monetary balance sheet items are reflected in the statement of income as financial income or expenses, as appropriate.

The dollar has been determined to be the functional currency for the Company and all subsidiaries except the Canadian and U.K. subsidiaries, for which their local currencies are their functional currencies. The financial statements of the Canadian and U.K. subsidiaries have been translated into dollars. All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date. Statement of income amounts has been translated using the average exchange rate for the year. The resulting translation adjustments are reported as a component of share holders' equity under "Accumulated other comprehensive loss".

c. Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its subsidiaries (as to the subsidiaries included in the consolidation, see below). Inter-company transactions and balances have been eliminated in consolidation. Profits from inter-company sales not yet realized outside the Group have been eliminated in consolidation. Subsidiaries included in the consolidation:

	December 31, 2002	
	Shares conferring	
	Voting rights %	Rights to profits %
Taro Pharmaceuticals North America, Inc. - incorporated under the laws of the Cayman Islands and its wholly-owned Ontario registered subsidiary in Canada, Taro Pharmaceuticals, Inc. ("the Canadian subsidiary")	100	100
Taro Pharmaceuticals U.S.A., Inc. - registered in the U.S. ("the U.S. subsidiary") (1) (3)	50	96.9
Thames Pharmaceuticals, Inc. - a subsidiary of Taro Pharmaceuticals U.S.A., Inc. ("Thames")	100	100
Taro Research Institute Ltd. (2)	100	100
Taro International Ltd. (2)	100	100
Taro Pharmaceuticals International B.V. - a holding subsidiary in The Netherlands ("the Netherlands subsidiary")	100	100
Taro Pharmaceuticals (U.K.) Ltd. - a subsidiary of Taro Pharmaceuticals International B.V. ("the U.K. subsidiary")	100	100
Taro Hungary Kft - a subsidiary of Taro Pharmaceuticals International B.V. ("the Hungarian subsidiary")	100	100
Taro Pharmaceuticals Ireland Ltd. - a subsidiary of Taro Pharmaceuticals International B.V. ("the Irish subsidiary")	100	100

(1) 50% of the shares conferring voting rights and 96.9% of the shares conferring rights to profits are held by the Company; the remaining shares conferring 50% of the voting rights and 3.1% of the rights to profits are held by Taro Development Corporation (a shareholder of the Company). According to an agreement between the shareholder and the Company, the shareholder will appoint directors in the U.S. subsidiary as instructed by the Company.

(2) Registered in Israel.

(3) During 2002, 84.4% of the shares conferring rights to profits of the U.S. subsidiary were transferred, in the form of a dividend, to the Company from Taro Pharmaceuticals North America, Inc. pursuant to section 104 (c) of the Israeli Income Tax Ordinance. According to a tax ruling received from the Israeli Income Tax Authorities, in the event that the U.S. subsidiary pays a dividend to its shareholders, a portion of the $5.2 million of total retained earnings, at the distribution date, will not be entitled to tax benefits under the tax treaty between Israel and the United States.

d. Cash equivalents:

Cash equivalents are short-term highly liquid investments that are readily convertible to cash with original maturities of three months or less.

e. Restricted short-term bank deposits:

Restricted cash is primarily invested in certificates of deposit, which mature within one year and is used as security for the Company's short-term bank loans. Such restricted short-term bank deposits are recorded at cost, including accrued interest.

f. Marketable securities:

Investments in marketable securities are accounted for in accordance with Statement of Financial Accounting Standard No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS No. 115"). The Company's marketable securities are composed of ordinary shares of other publicly-held companies. Management determines the proper classification of investment in equity securities at the time of purchase and reevaluates such designation as of each balance sheet date. The Company classified its marketable securities as available-for-sale. Accordingly, these securities are stated at fair value, with unrealized gains and losses reported in a separate component of shareholders' equity under "Accumulated other comprehensive loss". Realized gains and losses on sales of investments, as determined on a specific identification basis, are included in the consolidated statement of income. The carrying amount of such securities approximates their fair value. Marketable securities accounted for less than one percent of total assets as of December 31, 2002 and 2001.

g. Allowance for doubtful accounts:

The allowance for doubtful accounts is calculated primarily with respect to specific debts which, in the opinion of the Company's management, are doubtful of collection, and with respect to a fixed general allowance which, in the opinion of the Company's management is sufficient to cover anticipated uncollectible balances.

h. Inventories:

Inventories are stated at the lower of cost or market value. Inventory write-offs are provided to cover risks arising from slow-moving items or obsolescence. Cost is determined as follows:

Raw and packaging materials - average cost basis.

Finished goods and work in progress - average production costs including materials, labor and direct and indirect manufacturing expenses.

Purchased products for commercial purposes - at cost.

i. Property, plant and equipment:

1. Property, plant and equipment are stated at cost net of accumulated depreciation.

2. Interest and payroll expenses incurred during the construction period of property, plant and equipment are capitalized to the cost of such assets.

3. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets, at the following annual rates:

	%
Buildings	2.5 - 4
Installations, machinery and equipment	5 - 10 (mainly 10)
Motor vehicles	15-20
Furniture, fixtures, office equipment and EDP equipment	6 - 33 (mainly 20)

Leasehold improvements are depreciated by the straight-line method over the term of the lease (5-10 years).

4. The Group accounts for costs of computer software developed or obtained for internal use in accordance with Statement of Position No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" ("SOP No. 98-1"). The SOP requires the capitalization of certain costs incurred in connection with developing or obtaining internal use software. During the years 2002 and 2001, the Group capitalized $777 and $461 of software costs, respectively. Capitalized software costs are amortized by the straight-line method over their estimated useful life of three years.

j. Goodwill:

Goodwill represents excess of the costs over the fair value of net assets of businesses acquired. Goodwill that arose from acquisitions prior to July 1, 2001, was amortized until December 31, 2001, on a straight-line basis over 40 years. Under Statement of Financial Accounting Standard No.142, "Goodwill and Other Intangible Assets"("SFAS No. 142") goodwill acquired in a business combination for which date is on or after July 1, 2001, and all goodwill after December 31, 2001, shall not be amortized.

SFAS No.142 requires goodwill to be tested for impairment on adoption and at least annually thereafter or between annual tests in certain circumstances, and written down when impaired, rather than being amortized as previous accounting standards required. Goodwill attributable to each of the reporting units is tested for impairment by comparing the fair value of each reporting unit with its carrying value. Fair values of the reporting units were determined using expected future discount cash flows. The Company performed the impairment tests during the fourth fiscal quarter. According to those tests, no impairment exists as of December 31, 2002.

k. Other intangible assets and deferred charges:

Product rights subject to amortization arising from acquisitions prior to July 1, 2001, are being amortized on a straight-line basis over their useful life. Product rights are amortized over 8 and 20 years.

Intangible assets acquired in a business combination, on or after July 1, 2001, should be amortized over their useful life using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up, in accordance with SFAS No. 142. Product rights are amortized over a weighted average of 11 years.

Debt issuance costs in respect of long-term bonds are deferred and amortized over 10 years.

l. Impairment of long-lived assets:

The Group's long-lived assets are reviewed for impairment in accordance with Statement of Financial Accounting Standard No. 144 "Accounting for the Impairment or Disposal of Long-lived Assets" ("SFAS No. 144") whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. As of December 31, 2002, no impairment losses have been identified.

m. Revenue recognition:

Revenues from product sales are recognized when delivery has occurred, persuasive evidence of an agreement exists, the vendor's fee is fixed or determinable and collectibility is probable. The Group maintains a provision for product returns, in accordance with Statement of Financial Accounting Standard No. 48, "Revenue Recognition When Right of Return Exists" ("SFAS No. 48"). Provision for returns and other allowances are determined on the basis of past experience and are netted from revenues.

n. Sales incentives and trade promotional allowances:

The Company has adopted Emerging Issues Task Force (EITF) No. 01-09 "Accounting for Consideration Given by a Vendor to a Customer or Reseller of the Vendor's Products" effective December 31, 2001. All prior periods sales incentive and trade promotional allowances from selling, marketing, general and administrative expenses have been reclassified as deductions from sales and accordingly, sales were reduced by $904 in 2001.

o. Research and development:

Research and development expenses, net of related grants received, are charged to expenses as incurred.

p. Royalty-bearing grants:

Royalty-bearing grants from the Government of Israel through the Office of the Chief Scientist for funding approved research and development projects are recognized at the time the Company is entitled to such grants, on the basis of the related costs incurred and included as a deduction from research and development costs.

q. Advertising expenses:

The Group expenses advertising costs as incurred. Advertising expenses for the years ended December 31, 2002, 2001 and 2000 were approximately $4,075, $4,038 and $1,771, respectively.

r. Income taxes:

The Group accounts for income taxes in accordance with Statement of Financial Accounting Standard No. 109 "Accounting for Income Taxes" ("SFAS No. 109"). This Statement prescribes the use of the liability method, whereby deferred tax asset and liability account balances are determined based on the differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Group provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

s. Basic and diluted net earnings per share:

Basic net earnings per share are computed based on the weighted average number of Ordinary Shares outstanding during each year. Diluted net earnings per share are computed based on the weighted average number of Ordinary Shares outstanding during each year, plus dilutive potential Ordinary Shares considered outstanding during the year, in accordance with Statement of Financial Accounting Standard No. 128, "Earnings per Share" ("SFAS No. 128"). Options which have anti-dilutive effect are immaterial.

t. Accounting for stock-based compensation:

The Company has elected to follow Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" ("APB No. 25") and FASB Interpretation No. 44 "Accounting for Certain Transactions Involving Stock Compensation" ("FIN No. 44") in accounting for its employee stock option plans. Under APB No. 25, when the exercise price of the Company's share options is less than the market price of the underlying shares on the date of grant, compensation expense is recognized. The pro-forma disclosures required by Statement of Financial Accounting Standard No. 123 "Accounting for Stock-Based Compensation" ("SFAS No. 123"), and by Financial Accounting Standard No. 148 "Accounting for Stock-Based Compensation – Transition and Disclosure" is as follows:

	Year ended December 31,		
	2002	2001	2000
	U.S. dollars in thousands (except per share data)		
Net income - as reported	$ 44,555	$ 25,994	$ 10,027
Less - total stock-based compensation expenses determined under fair value method for all awards, net of related tax effect	1,026	543	235
Net income - pro-forma	$ 43,529	$ 25,451	$ 9,792
Net earnings per share:			
Basic - as reported	$ 1.55	$ 1.11	$ 0.47
Basic - pro forma	$ 1.52	$ 1.09	$ 0.46
Diluted - as reported	$ 1.52	$ 0.99	$ 0.42
Diluted - pro forma	$ 1.48	$ 0.97	$ 0.41

The Company applies SFAS No. 123 and Emerging Issue Task Force (EITF) No. 96-18 "Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services" with respect to options issued to non-employees. SFAS No. 123 requires use of option valuation models to measure the fair value of the options on the date of grant.

u. Concentrations of credit risk:

Financial instruments that potentially subject the Group to concentrations of credit risk consist principally of cash and cash equivalents, restricted short-term bank deposits, marketable securities and trade receivables. Cash and cash equivalents and restricted short-term bank deposits are invested in major banks in Israel, the United States, Canada and the Cayman Islands. Such deposits in the United States may be in excess of insured limits and are not insured in other jurisdictions. Management believes that the financial institutions that hold the Group's cash and cash equivalent and restricted short term bank deposits are financially sound, and accordingly, minimal credit risk exists with respect to these financial instruments.

The Group's trade receivables are mainly derived from sales to customers in the United States, Canada, Europe and Israel. The Group has adopted credit policies and standards intended to accommodate industry growth and inherent risk. Management believes that credit risks are moderated by obtaining credit insurance, the diversity of its customer base and geographic sales areas. The Group performs ongoing credit evaluations of its customers' financial condition and requires collateral when deemed necessary.

The Company's marketable securities include investments in equity of other publicly held companies. Management believes that these corporations are financially sound, the portfolio is well diversified, and accordingly, minimal credit risk exists with respect to these marketable securities.

v. Fair value of financial instruments:

The following methods and assumptions were used by the Group in estimating their fair value disclosures for financial instruments:

The carrying amounts of cash and cash equivalents, restricted short-term bank deposits, trade receivables, trade payables and exchangeable notes, approximate their fair value due to the short-term maturities of these instruments.

The carrying and fair values for marketable securities are based on quoted market prices.

The carrying amounts of the Group's borrowing arrangements under its short and long-term debt agreements approximate their fair value based on the Group's incremental borrowing rates for similar types of borrowing arrangements.

w. Accounting for derivatives:

The Company has adopted Statement of Financial Accounting Standard No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"), as amended. The Statement establishes accounting and reporting standards requiring that every derivative instrument be recorded in the balance sheet as either an asset or liability measured at its fair value. The Statement also requires that changes in the derivative's fair value be recognized currently in earnings, unless specific hedge accounting criteria are met. Special accounting for qualifying fair value hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement, and requires that a company must formally document, designate and assess the effectiveness of transactions that receive hedge accounting.

The cumulative effect of the adoption of SFAS No. 133 was a decrease in income before taxes of $194 for the year ended December 31, 2001. This amount is included in financial expenses, net, and not as an accumulated effect of an accounting change, due to immateriality. The adoption did not have a material effect on other comprehensive income.

x. Impact of recently issued accounting standards:

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections," which rescinds SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt" and an amendment of that Statement, and SFAS No. 64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements". SFAS No. 145 also rescinds SFAS No. 44, "Accounting for Intangible Assets for Motor Carriers". SFAS No. 145 amends SFAS No. 13, "Accounting for Leases", to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. SFAS No.145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. SFAS No.145 is effective for fiscal years beginning after May 15, 2002. The Company does not expect that the adoption of SFAS No.145 will have a material impact on its results of operations or financial position.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal of Activities", which addresses significant issues regarding the recognition, measurement, and reporting of costs associated with exit and disposal of activities, including restructuring activities. SFAS No.146 requires that costs associated with exit or disposal of activities be recognized when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS No.146 is effective for all exit or disposal of activities initiated after December 31, 2002. The Company does not expect that the adoption of SFAS No. 146 will have a material impact on its results of operations or financial position.

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others", an interpretation of FASB Statements No. 5, 57 and 107 and Rescission of FASB Interpretation No. 34" ("FIN No. 45"). FIN No. 45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation under taken in issuing the guarantee. FIN No. 45 does not prescribe a specific approach for subsequently measuring the guarantor's recognized liability over the term of the related guarantee. It also incorporates, without change, the guidance in FASB Interpretation No. 34, "Disclosure of Indirect Guarantees of Indebtedness of Others", which is being superseded. The disclosure provisions of FIN No. 45 are effective for financial statements of interim or annual periods that end after December 15, 2002 and the provisions for initial recognition and measurement are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002, irrespective of the guarantor's year-end. The Company does not expect that the adoption of FIN No. 45 will have a material impact on its results of operations or financial position.

y. Reclassification:

Certain amounts from prior years have been reclassified to conform to the current year's presentation.

NOTE 3: RESTRICTED SHORT-TERM BANK DEPOSITS

Restricted bank deposits are maintained with banks as compensating balances for certain revolving short-term bank loans of $2,400. The bank deposits are linked to the U.S. dollars and bear interest at a rate of 1.65%. The Group is restricted from withdrawing any portion of the compensating balances, until repayment of the loans. A component of the short-term deposits, which is not restricted, consists of marketable securities in the amounts of $78 and $81 as of December 31, 2002 and 2001, respectively.

NOTE 4: ACCOUNTS RECEIVABLE

	December 31,	
	2002	2001
	U.S. dollars in thousands	
a. Trade:		
Open accounts	$ 67,753	$ 38,000
Notes and checks receivable	1,311	3,158
	69,064	41,158
Less - allowance for doubtful accounts	26	27
	$ 69,038	$ 41,131

As for pledges, see Note 13.

b. Other and prepaid expenses:		
Employees	$ 175	$ 95
Office of the Chief Scientist	345	240
Government authorities	5,233	1,762
Derivative instrument (Note 20)	653	658
Deferred income taxes (Note 16)	2,707	2,807
Prepaid expenses	2,025	1,105
Other	1,315	1,467
	$ 12,453	$ 8,134

NOTE 5: INVENTORIES

Raw and packaging materials	$ 17,240	$ 16,069
Finished goods	19,865	8,878
Work in progress	3,810	2,530
Purchased products for commercial activities	1,524	1,604
	$ 42,439	$ 29,081

As for pledges, see Note 13.

NOTE 6: PROPERTY, PLANT AND EQUIPMENT

a. Composition of assets grouped by major classifications are as follows:

	December 31,	
	2002	2001
	U.S. dollars in thousands	
Cost:		
Land	$ 3,028	$ 2,325
Leasehold land (1) (3)	9,217	4,812
Buildings (1) (2)	36,457	17,601
Leasehold improvements	2,657	2,283
Installation, machinery and equipment	56,465	42,347
EDP equipment	15,490	11,764
Motor vehicles	290	198
Furniture, fixtures and office equipment	3,965	3,460
Advance for property, plant and equipment	4,693	367
	132,262	85,157
Accumulated depreciation:		
Buildings (1) (2)	3,652	2,981
Leasehold improvements	1,151	1,025
Installation, machinery and equipment	22,013	17,762
EDP equipment	9,816	7,373
Motor vehicles	164	154
Furniture, fixtures and office equipment	2,108	1,838
	38,904	31,133
Depreciated cost	$ 93,358	$ 54,024

Depreciation expenses for the years ended December 31, 2002, 2001 and 2000 were $7,875, $6,402 and $5,479, respectively.

(1) Certain buildings (the depreciated balance of which as of December 31, 2002 was $ 20,130) were constructed on land leased from the Israel Land Administration pursuant to four leases.

These leases expire between 2009 and 2049. The Company has the option to renew each lease for an additional 49 years.

(2) The U.S. subsidiary has purchased a 32% interest in a 123,713 square feet building in which it will locate its U.S. research operations for approximately $4,400. The U.S. subsidiary has two options at two different times to purchase the remainder of the building, approximately 86,000 square feet, for an additional amount of $9,300.

In the event the U.S. subsidiary fails to exercise these options by September 15, 2007 then the U.S. subsidiary shall execute a ten-year master lease of the entire building. As part of the agreement, the U.S. subsidiary also guarantees the owner a certain level of return on investment primarily through leasing of the vacant space in the building as it becomes available. Management estimates that this guarantee may result in an additional rental expense of $250 per annum.

(3) Since January 2001, the Company has purchased approximately 315,000 square feet of property adjacent to its Haifa Bay facilities for a total of $8,829, for plant expansion.

b. Cost of property, plant and equipment includes as of December 31, 2002 and 2001, capitalized interest expenses and payroll and related expenses in the amount of $3,222 and $1,964, respectively.

c. Cost of EDP equipment includes, as of December 31, 2002 and 2001, costs of computer software developed for internal use in the amount of $1,502 and $725, respectively.

d. As for leased property under capital lease, see Note 12a(4).

e. As for pledges on assets, see Note 13.

f. As of December 31, 2002, the Company has outstanding contractual commitments to expand its buildings and to purchase equipment in the amount of $6,191.

NOTE 7: OTHER INTANGIBLE ASSETS AND DEFERRED CHARGES, NET

a. Composition:

	December 31,	
	2002	**2001**
	U.S. dollars in thousands	
Original amount:		
Product rights	$ 7,872	$ 2,762
Deferred charges in respect of bonds	794	794
	8,666	3,556
Accumulated amortization:		
Product rights	616	349
Deferred charges in respect of bonds	374	253
	990	602
Amortized cost	$ 7,676	$ 2,954

b. Amortization expenses for the years ended December 31, 2002, 2001 and 2000 were $388, $326 and $284, respectively.

c. As of December 31, 2002, the estimated amortization expenses of intangible assets for 2003 to 2007 is as follows: 2003 - $739, 2004 - $712, 2005 - $660, 2006 - $645 and 2007 - $631.

NOTE 8: GOODWILL

a. The changes in the carrying amount of goodwill for the year ended December 31, 2002, are as follows:

	Israel	North America	Total
Balance as of January 1, 2002	$ 3,608	$ 231	$ 3,839
Goodwill acquired during the year	-	3,307	3,307
Changes resulting from translation adjustment related to goodwill recorded in the Canadian subsidiary	-	4	4
Balance as of December 31, 2002	$ 3,608	$ 3,542	$ 7,150

b. The unaudited results of operations presented below for the three years ended December 31, 2002, 2001 and 2000, respectively, reflect operations had the Company adopted the non-amortization provisions of SFAS No. 142 effective January 1, 2000:

	Year ended December 31,		
	2002	2001	2000
	U.S. dollars in thousands (except per share data)		
Reported net income	$ 44,555	$ 25,994	$ 10,027
Goodwill amortization	-	141	170
Adjusted net income	$ 44,555	$ 26,135	$ 10,197
Basic net earnings per share:			
Reported net earnings	$ 1.55	$ 1.11	$ 0.47
Goodwill amortization	-	0.01	0.01
Adjusted net income	$ 1.55	$ 1.12	$ 0.48
Diluted net earnings per share:			
Reported net earnings	$ 1.52	$ 0.99	$ 0.42
Goodwill amortization	-	-	0.01
Adjusted net income	$ 1.52	$ 0.99	$ 0.43

NOTE 9: LONG-TERM INVESTMENTS

	December 31,	
	2002	2001
	U.S. dollars in thousands	
Severance pay fund (1)	$ 1,057	$ 859
Derivative instrument (2)	-	1,818
Long-term security deposit and other	291	161
	$ 1,348	$ 2,838

(1) Under Israeli law, the Company and its Israeli subsidiaries are required to make severance or pension payments to dismissed employees and to employees terminating employment under certain other circumstances. Deposits are made with a pension fund to secure pension and severance rights for the majority of the employees in Israel who have joined the pension fund. The deposits, together with a one-time payment made to that fund, relieve the Company and its Israeli subsidiaries of their severance pay liability to those employees whose employment started after June 1, 1979. As of December 31, 2002, the Company has no related severance pay liability for such employees. The severance pay liability for several senior employees is covered by insurance policies.

The severance pay liability for the period through May 31, 1979 is covered by the balance sheet accrual. The balance sheet accrual also covers the severance pay liability to employees of the Company who have not joined the pension fund. The Company has made deposits with recognized severance pay funds with respect to this accrual.

The Company may only withdraw the amounts funded for the purpose of disbursement of severance pay.

The U.S. and Canadian subsidiaries maintain a retirement savings plan covering substantially all of their employees. The subsidiaries' matching contribution to the plan was approximately $477, $378 and $317 for the years 2002, 2001 and 2000, respectively.

	Year ended December 31,		
	2002	2001	2000
	U.S. dollars in thousands		
Pension, retirement savings and severance expenses	$ 2,138	$ 1,930	$ 1,621

(2) As for derivative instruments, see Note 20.

NOTE 10: SHORT-TERM BANK CREDIT AND SHORT-TERM LOANS

Classified by currency, linkage terms and interest rates, the credit and loans are as follows:

	Interest rate		Amount	
	December 31,		December 31,	
	2002	2001	2002	2001
	%		U.S. dollars in thousands	
Short-term bank credits and loans:				
In, or linked to, U.S. dollars	2.72	5.41	$ 2,310	$ 2,221
Total authorized credit lines approximate			$ 28,500	$ 36,918
Unutilized credit lines approximate			$ 26,190	$ 34,697
Weighted average interest rates at the end of the year	2.72	5.43		

The Company has undertaken to maintain certain financial ratios in respect of its long-term debt (as stated in Note 12a). As of December 31, 2002, the Company was in compliance with these ratios. Under certain restrictive debt covenants, any dividend distribution requires the prior approval of certain banks.

NOTE 11: ACCOUNTS PAYABLE - OTHER AND ACCRUED EXPENSES

	December 31,	
	2002	2001
	U.S. dollars in thousands	
Employees and payroll accruals (including provision for vacation pay)	$ 11,876	$ 7,220
Interest payable	494	567
Suppliers of property, plant and equipment	5,130	1,867
Accrued and other expenses	2,699	2,729
	$ 20,199	$ 12,383

NOTE 12: LONG-TERM DEBT

a. Composed as follows:

	December 31, 2002	December 31, 2001
	U.S. dollars in thousands	
Bonds (1) (2)	$ 20,724	$ 25,244
Banks (2)	29,620	28,540
Mortgage payable (3)	3,940	879
Capital lease obligation (4)	805	632
	55,089	55,295
Less – current maturities	7,962	6,010
	$ 47,127	$ 49,285

(1) A portion of the bonds is linked to the Israeli CPI and bears interest at a rate of 8.25% (as of December 31, 2002 and 2001, $18,302 and $22,494, respectively) and another portion of the bonds is linked to the dollar and bears interest at a rate of LIBOR plus 2%-3% (as of December 31, 2002 and 2001, $2,422 and $2,750, respectively). The bonds mature in 2009 and 2010.

As for hedging foreign currency and interest rate risk of the portion linked to the Israeli CPI, see Note 20.

(2) As long as part of the liabilities (as of December 31, 2002 and 2001, $50,258 and $53,784, respectively) are outstanding, the Company must maintain certain financial ratios, see Note 10.

(3) The mortgage payable consists of a first mortgage on a subsidiary's facility in Canada. The mortgage bears a weighted average interest rate, adjustable monthly, at the lender's average cost of short-term funds (5.3% as of December 31, 2002), and is repayable in Canadian dollars in monthly installments of interest plus principal. A final payment of $1,777 is due on December 15, 2012.

(4) As of December 31, 2002, the minimum lease payments under capital leases are as follows:

	Capital lease
	U.S. dollars in thousands
2003	$ 530
2004	280
2005	73
Total future minimum lease payments	883
Less - amounts representing interest	78
Present value of net minimum capital lease payments remaining ($475 classified as current portion)	$ 805

The leases have a maturity of three years and weighted average interest rate of 9.18%.

Leased property under capital leases as of December 31, 2002 and 2001, are included in property, plant and equipment as follows:

	December 31,	
	2002	2001
	U.S. dollars in thousands	
EDP equipment	$ 4,370	$ 3,630
Furniture and fixtures	151	151
	4,521	3,781
Less - accumulated depreciation	3,113	2,575
Depreciated cost	$ 1,408	$ 1,206

Depreciation of assets recorded under capital leases is included in depreciation expense.

b. Classified by currency, linkage terms and interest rates, the total amount of the liabilities (before deduction of current maturities) is as follows:

	Interest rate		Amount	
	December 31,		December 31,	
	2002	2001	2002	2001
	%		U.S. dollars in thousands	
In, or linked to, U.S. dollar	3.08	3.19	$ 31,882	$ 30,563
In Canadian dollars	5.41	5.18	4,905	2,238
In Israeli currency - linked to CPI	8.25	8.25	18,302	22,494
			$ 55,089	$ 55,295

c. The liabilities mature as follows:

	December 31, 2002
	U.S. dollars in thousands
2003 (current maturity)	$ 7,962
2004	9,105
2005	8,888
2006	8,333
2007	16,689
Thereafter	4,112
	$ 55,089

d. As for liabilities collateralized by pledges on assets, see Note 13.

NOTE 13: LIABILITIES COLLATERALIZED BY PLEDGES

a. Balance of liabilities collateralized by pledges is as follows:

	December 31, 2002
	U.S. dollars in thousands
Short-term bank credit and short-term loans *)	$ 2,300
Long-term debt (including current maturities)	$ 55,089

*) Including a short-term loan of $2,300 received by the U.S. subsidiary, collateralized by a short-term bank deposit of the North American subsidiary in an equal amount.

b. The above mentioned liabilities are collateralized by:

1. A mortgage which includes a senior-in-priority charge on all property, plant and equipment of the Canadian subsidiary, specifically including land, buildings, production machinery, furniture and fixtures, and a floating charge covering all assets of the Canadian subsidiary.

2. Pledges on assets of the Company and its Israeli subsidiaries, including a senior-in-priority mortgage on Company's rights to land and buildings and a senior-in-priority floating charge on all property, plant and equipment.

NOTE 14: COMMITMENTS AND CONTINGENCIES

a. Companies of the Group have leased offices, warehouse space, production facilities and equipment, under operating leases for periods through 2010. The minimum annual rental payments, under non-cancelable lease agreements, are as follows:

	U.S. dollars in thousands
2003	$ 2,417
2004	2,388
2005	2,003
2006	1,972
2007 and thereafter	3,338
	$ 12,118

Total rent expenses for the years ended December 31, 2002, 2001 and 2000 were $1,967, $1,985 and $1,577, respectively.

b. Royalty commitments:

One of the subsidiaries is committed to pay royalties at the rate of 3%-5% to the Government of Israel through the Office of the Chief Scientist on proceeds from sales of products in which the Government participates in the research and development by way of grants. The obligation to pay these royalties is contingent on actual sales of the products and, in the absence of such sales, no payment is required. The commitment is on a product by product basis and is in an amount not exceeding the total of the grants received by the subsidiary and is linked to the U.S. dollar. Commencing 1999, grants are subject to interest at a rate of LIBOR. Grants received through December 31, 2002 amounted to $10,986. Grants subject to royalty payments totaled $7,752 as of December 31, 2002.

c. A claim in a prior year for compensation in the amount of approximately $550 was filed by a customer against the Company. Based on a legal opinion and insurance coverage, management believes that the final outcome of the lawsuit will not have a material adverse effect on the accompanying financial statements and, accordingly, no provision was made for this claim.

d. As for commitments related to property and equipment, see Note 6f.

e. As for guarantees issued by the Company, see Note 6a(2).

NOTE 15: SHAREHOLDERS' EQUITY

a. Share split effected as a share dividend:

In July 2001, the Company completed a split of its Ordinary Shares by distributing a dividend, out of its additional paid-in capital, of one Ordinary Share for each Ordinary Share then outstanding. This share split effected as a share dividend, had no material effect on the statement of shareholders' equity in 2001.

All Ordinary Share, option and per share amounts have been adjusted to give retroactive effect to this share split, effected as a share dividend, for all periods presented.

b. Pertinent rights and privileges of Ordinary Shares:

1. 100% of the rights to profits are allocated to the Ordinary Shares.

2. Two-thirds of the voting power of the Company's shares are allocated to the Ordinary Shares.

3. 100% of the dissolution rights are allocated to the Ordinary Shares.

c. Founders' shares:

One-third of the voting power of all of the Company's shares is allocated to the Founders' shares.

d. Public offering:

On October 5, 2001, the Company completed a public offering of 3,950,000 Ordinary Shares, at $34.30 per share. The public offering included an additional 1,800,000 Ordinary Shares sold by certain shareholders of the Company.

e. 1. Stock option plans:

The Company's 1991 Stock Incentive Plan ("1991 plan") and 1999 Stock Incentive Plan ("1999 plan") provide for the issuance of incentive stock options, non-qualified stock options, and stock appreciation rights to key employees and associates of the Group. The options are granted for at least 100% of the fair market value on the date of grant. As of December 31, 2002, none of the options granted include stock appreciation rights. The options are granted to employees and associates and have a four to five-year vesting term and generally expire ten years after the date of grant. Each option entitles its holder the right to purchase one Ordinary Share of NIS 0.0001 par value (subject to adjustments). As of December 31, 2002, an aggregate of 682,100 options of the 1999 plan are still available for future grants. Any options, which are canceled or forfeited before expiration become available for future grants.

2. A summary of the Company's stock option activity (except options to associates) and related information for the three years ended December 31, 2002, is as follows:

	Number of options	Exercise price	Weighted average exercise price
Outstanding at January 1, 2000	4,012,300		$ 2.85
Exercised	(120,732)	$ 1.00 - $ 5.00	$ 2.80
Canceled and forfeited	(31,870)	$ 2.17 - $ 6.02	$ 3.56
Granted	406,000	$ 4.63 - $ 14.33	$ 8.68
Outstanding at December 31, 2000	4,265,698		
Exercised	(3,427,851)	$ 1.44 - $ 8.97	$ 3.39
Canceled and forfeited	(44,150)	$ 2.38 - $ 22.61	$ 2.82
Granted	275,400	$ 12.91 - $ 42.46	$ 21.32
Outstanding at December 31, 2001	1,069,097		$ 9.67
Exercised	(91,834)	$ 2.17 - $ 11.91	$ 3.77
Canceled and forfeited	(21,748)	$ 2.44 - $ 38.58	$ 19.87
Granted	258,500	$ 24.10 - $ 38.98	$ 32.02
Outstanding at December 31, 2002	1,214,015		$ 14.72

The amount of options exercisable in 2002, 2001 and 2000 are 436,160, 392,099 and 2,663,386, respectively. The weighted average exercise price for the options exercisable in 2002, 2001 and 2000 are $4.82, $4.41 and $3.04, respectively.

The stock options outstanding and exercisable as of December 31, 2002 have been classified into ranges of exercise price as follows:

	Options outstanding			Options exercisable	
Range of exercise price ($)	Outstanding as of December 31, 2002	Weighted average remaining contractual life (years)	Weighted average exercise price ($)	Exercisable as of December 31, 2002	Weighted average exercise price ($)
$ 2.08 - $ 3.08	185,214	5.58	$ 2.51	163,027	$ 2.49
$ 3.13 - $ 4.63	242,501	5.71	$ 3.97	181,000	$ 3.86
$ 5.03 - $ 6.82	76,050	7.17	$ 5.66	38,213	$ 5.65
$ 8.72 - $13.18	307,850	7.95	$ 12.28	42,545	$ 11.77
$14.20 - $20.75	43,000	8.04	$ 15.13	5,500	$ 15.37
$22.61 - $33.98	253,500	9.06	$ 30.21	1,875	$ 27.59
$34.39 - $42.46	105,900	8.96	$ 37.06	4,000	$ 36.88
	1,214,015	7.41	$ 14.72	436,160	$ 4.82

3. The fair value of each option granted to employees was estimated at the date of grant using the Black-Scholes Option Pricing Model with the following weighted average assumptions for 2002, 2001 and 2000: risk-free interest rates of 1.75%, 2.75% and 5.50%, respectively; dividend yield of 0% for each year; expected volatility of 52.3%, 54.6% and 60.2%, respectively; and expected life of five years for 2002 and seven years for 2001 and 2000.

   The weighted average fair values for options granted were:

	Year ended December 31,		
	2002	2001	2000
	U.S. dollars in thousands		
Weighted average fair value on the date of grant	$ 14.85	$ 11.21	$ 4.90

   Options to employees were issued for at least fair market value. No compensation expenses were recognized in 2002, 2001 and 2000.

4. a) A summary of the Company's stock option activity in respect of associates and related information for the three years ended December 31, 2002, is as follows:

	Number of options	Exercise price	Weighted average exercise price
Outstanding at January 1, 2000	36,000		$ 3.32
Exercised	(4,000)	$ 3.50 - $ 3.88	$ 3.88
Canceled and forfeited	(40,000)	$ 3.50	$ 8.27
Granted	58,000	$ 4.63 - $ 11.91	$ 7.50
Outstanding at December 31, 2000	50,000		$ 4.17
Exercised	(16,500)	$ 1.88 - $ 6.19	$ 3.62
Granted	6,500	$ 12.91 - $ 36.38	$ 24.58
Outstanding at December 31, 2001	40,000		$ 9.58
Exercised	(12,500)	$2.63 - $6.19	$ 3.82
Outstanding at December 31, 2002	27,500		$ 10.82

The amount of options exercisable in 2002, 2001 and 2000 were 14,750, 21,025 and 27,250, respectively.

Options outstanding				Options exercisable	
Range of exercise price ($)	**Outstanding as of December 31, 2002**	**Weighted average remaining contractual life (years)**	**Weighted average exercise price ($)**	**Exercisable as of December 31, 2002**	**Weighted average exercise price ($)**
$ 2.08 - $ 3.08	7,000	6.56	$ 2.75	4,750	$ 2.75
$ 3.13 - $ 4.63	3,000	7.65	$ 3.83	1,250	$ 3.85
$ 5.03 - $ 6.82	11,000	5.87	$ 5.83	5,750	$ 6.18
$ 8.72 - $ 13.18	4,000	4.57	$ 27.93	2,000	$ 23.25
$ 22.61 - $ 33.98	2,500	6.3	$ 36.38	1,000	$ 36.38
	27,500	6.09	$ 10.82	14,750	$ 9.24

b) The Company accounts for its options granted for associates under the fair value method as prescribed in SFAS No. 123 and EITF 96-18. These options vest primarily over 4-5 years.

The fair value of these options was estimated using the Black-Scholes Option Pricing Model with the following weighted-average assumptions for 2002, 2001 and 2000: risk-free interest rates of 1.75%, 2.75% and 5.50%, respectively; dividend yield of 0% for each year; expected volatility of 52.3%, 58.7% and 60.2%, respectively and contractual life of five years for 2002 and seven years for 2001 and 2000.

Compensation expenses of approximately $139, $30 and $123 amortized over the vesting period were recognized in the years ended December 31, 2002, 2001 and 2000, respectively.

5. In 2002, 2001 and 2000, 104,334, 3,444,351 and 124,732 options were exercised to purchase 104,334, 3,444,351 and 124,732 Ordinary Shares, respectively. The amount of consideration received therefrom in 2002, 2001 and 2000, was $651, $989 and $283, respectively.

f. Dividends:

The Company may declare and pay dividends in U.S. dollars out of its retained earnings (as for restrictions on dividend distribution see Notes 10 and 16c). The Company's Board of Directors has determined that its subsidiary will not pay any dividend as long as such payment will result in any tax expenses for the Company.

g. Net earnings per share:

	Year ended December 31, 2002			Year ended December 31, 2001			Year ended December 31, 2000		
	Net income (numerator)	Shares (denominator)	Per share amount	Net income (numerator)	Shares (denominator)	Per share amount	Net income (numerator)	Shares (denominator)	Per share amount
Basic EPS:									
Net income available to holders of Ordinary Shares	$ 44,555	28,664,887	$ 1.55	$ 25,994	23,370,224	$ 1.11	$ 10,027	21,419,810	$ 0.47
Effect of dilutive securities:									
Stock options	-	743,307	(0.03)	-	2,941,705	(0.12)	-	2,444,210	(0.05)
Diluted EPS:									
Income available to holders of Ordinary Shares plus assumed exercises	$ 44,555	29,408,194	$ 1.52	$ 25,994	26,301,929	$ 0.99	$ 10,027	23,864,020	$ 0.42

h. Stock repurchase:

The Group acquired Ordinary Shares of the Company in the amount of $0, $272 and $258 in 2002, 2001 and 2000, respectively which in the aggregate represent less than 2% of the total outstanding Ordinary Shares.

i. 2000 Employee Stock Purchase Plan:

In May 2000, the Company's Board of Directors approved and implemented the 2000 Employee Stock Purchase Plan ("the Plan"). The Plan was approved at an Extraordinary General Meeting of Shareholders held on May 2, 2001. The purpose of the Plan is to provide employees of the Company and those of its subsidiaries designated by the Board with an opportunity to purchase Ordinary Shares. The maximum number of shares issuable under the Plan is 500,000 Ordinary Shares, subject to adjustment.

Under the terms of the plan, participating employees accrue funds in an account through payroll deductions during six month offering periods. The funds in this account are applied at the end of such offering periods to purchase Ordinary Shares at a 15% discount from the closing price of the Ordinary shares on (i) the first business day of the offering period or (ii) the last business day of the offering period, whichever closing price is lower. As of December 31, 2002, participating employees purchased an aggregate of 63,000 Ordinary Shares at a weighted average exercise price of $23.84.

NOTE 16: INCOME TAXES

a. Measurement of taxable income under the Income Tax (Inflationary Adjustments) Law, 1985:

Results for tax purposes are measured in terms of earnings in New Israeli Shekels ("NIS") after certain adjustments for increases in the Israeli CPI. As explained in Note 2b, the financial statements are measured in U.S. dollars. The difference between the annual change in the Israeli CPI and in the NIS/dollar exchange rate causes a further difference between taxable income and the income before taxes shown in the financial statements. In accordance with paragraph 9(f) of SFAS No. 109, the Company has not provided deferred income taxes on the difference between the functional currency and the tax bases of assets and liabilities. The Company and its Israeli subsidiaries are taxed under this law.

b. Tax benefits under the Law for the Encouragement of Industry (Taxes), 1969:

The Company is an "industrial company" as defined by this law and, as such, is entitled to certain income tax benefits, mainly accelerated depreciation of machinery and equipment (as prescribed by regulations published under the Inflationary Adjustments Law) and the right to claim public issuance expenses and amortization of patents and other intangible property rights as deductions for tax purposes.

c. Tax benefits under the Law for the Encouragement of Capital Investments, 1959 ("the Law"):

The Company's production facilities in Israel have been granted an "approved enterprise" status under the Law. The main benefits arising from such status are tax exempt income for a period of 2-4 years and a reduction in tax rates on income derived from approved enterprises. The Company is also a "foreign investors' company", as defined by that Law and, as such, is entitled to a 10-year period of benefits and to a reduction in tax rates to 10% - 15% (based on the percentage of foreign ownership in each taxable year) and accelerated depreciation of machinery and equipment.

The period of tax benefits, described above, is the earlier of 12 years from commencement of production or 14 years from receiving the approved enterprise status.

The period of benefits relating to the approved enterprises will expire in 2014.

The entitlement to these benefits is conditional upon the Company fulfilling the requirements of the Law, regulations published thereunder and the instruments of approval for the specific investments in approved enterprises. In the event of failure to comply with these requirements, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, including interest. As of December 31, 2002, Management believes that the Company is meeting all of the aforementioned conditions.

The tax-exempt income attributable to the approved enterprises can be distributed to shareholders without subjecting the Company to taxes only upon the complete liquidation of the Company. As of December 31, 2002, retained earnings included approximately $52,662 of tax-exempt profits earned by the Company's approved enterprises. The Company has decided not to declare dividends out of such tax-exempt income. Accordingly, no deferred income taxes have been provided on income attributable to the Company's approved enterprises.

If the retained tax-exempt income is distributed in a manner other than in the complete liquidation of the Company, it will be taxed at the corporate tax rate applicable to such profits as if the Company had not chosen the alternative tax benefits (currently - 10%), and an income tax liability would be incurred of approximately $5,266 as of December 31, 2002.

Income not eligible for approved enterprise benefits mentioned above is taxed at the regular rate of 36%.

d. On July 24, 2002, Amendment 132 to the Israeli Income Tax Ordinance ("the Amendment") was approved by the Israeli parliament and came into effect on January 1, 2003. The principal objectives of the Amendment were to broaden the categories of taxable income and to reduce the tax rates imposed on employees' income.

The material consequences of the Amendment applicable to the Company include, among other things, imposing a tax on all income of Israeli residents, individuals and corporations, regardless of the territorial source of income and certain modifications in the qualified taxation tracks of employee stock options.

e. Income before income taxes comprises the following:

	Year ended December 31,		
	2002	2001	2000
	U.S. dollars in thousands (except per share data)		
Domestic (Israel)	$ 28,095	$ 16,491	$ 5,594
Foreign (North America, the Cayman Islands and the U.K.)	25,080	13,962	6,991
	$ 53,175	$ 30,453	$12,585

f. The provision for income taxes comprises the following:

	Year ended December 31,		
	2002	2001	2000
	U.S. dollars in thousands		
Current taxes	$ 4,148	$ 2,261	$ 2,087
Deferred income taxes	4,258	2,117	451
	$ 8,406	$ 4,378	$ 2,538
Domestic	$ 373	$ (91)	$ 470
Foreign	8,033	4,469	2,068
	$ 8,406	$ 4,378	$ 2,538

g. Reconciliation of the theoretical tax expenses to the actual tax expenses:

A reconciliation of the theoretical tax expense, assuming all income is taxed at the statutory rate applicable to income of the companies, and the actual tax expense is as follows:

	2002	2001	2000
Income before income taxes	$ 53,175	$ 30,453	$ 12,585
Statutory tax rate	36%	36%	36%
Theoretical tax expenses	$ 19,143	$ 10,963	$ 4,529
Deferred tax on losses for which valuation allowance was provided	193	405	-
Utilization of operating carryforward tax losses for which valuation allowance was provided	-	-	(2,014)
"Approved Enterprise" benefit (1)	(8,864)	(5,590)	-
Effect of different tax rates in other countries	299	73	290
Non-deductible expenses	150	53	93
Canadian tax benefits in respect of research and development expenses	(1,078)	(815)	(404)
Tax-exempt income	(1,292)	(634)	-
Other	(145)	(77)	44
Income taxes in the statements of income	$ 8,406	$ 4,378	$ 2,538
(1)Earnings per share amounts of the tax benefit resulting from the income exemption:			
Basic	$ 0.31	$ 0.24	$ -
Diluted	$ 0.30	$ 0.21	$ -

h. Current taxes are calculated at the following rates:

	Year ended December 31,		
	2002	2001	2000
On Israeli operations (not including "Approved Enterprise")	36%	36%	36%
On U.S. operations *)	40.6%	40.6%	42%
On Canadian operations *)	33.8%	33.8%	34.9%
On U.K. operations *)	35%	35%	35%

*) The U.S., U.K. and Canadian subsidiaries are taxed on the basis of the tax laws prevailing in their countries of residence. The Canadian subsidiary qualifies for research and development tax credits, thereby reducing its effective tax rate.

i. Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

	December 31,	
	2002	2001
	U.S. dollars in thousands	
Deferred tax assets:		
Net operating losses carryforward	$ 25,656	$ 33,462
Other, net	2,173	968
Total deferred tax assets	27,829	34,430
Valuation allowance for deferred tax assets *)	(11,924)	(19,010)
Net deferred tax assets	15,905	15,420
Deferred tax liabilities:		
Tax over book depreciation	(1,539)	(3,409)
Other, net	(1,241)	-
Total deferred tax liabilities	(2,780)	(3,409)
Net deferred tax assets	$ 13,125	$ 12,011
Domestic	$ 396	$ 357
Foreign	12,729	11,654
	$ 13,125	$ 12,011

*) This allowance consisting of (i) $10,934 related to the carryforward tax losses of the U.S. subsidiary from the exercise of options and (ii) $950 from the U.K. operations. Management believe that it is more likely than not that no significant taxable income will be derived from the U.K. operations in the next two years.

The deferred income taxes are presented in the balance sheet as follows:

	2002	2001
Among current assets ("other account receivable and prepaid expenses")	$ 2,707	$ 2,807
Long-term deferred income taxes	13,198	12,613
Among long-term liabilities	(2,780)	(3,409)
	$ 13,125	$ 12,011

j. Carryforward tax losses:

1. The Company:

As of December 31, 2002, the Company had no carryforward tax losses.

2. Israeli subsidiaries:

As of December 31, 2002, the Israeli subsidiaries have carryforward tax losses in the amount of $1,426, linked to the Israeli CPI and which may be carried forward and offset against taxable income for an indefinite period in the future.

3. Canadian subsidiary:

As of December 31, 2002, this subsidiary has no carryforward tax losses.

4. U.K. subsidiary:

As of December 31, 2002, this subsidiary has carryforward tax losses in the amount of $3,300, which may be carried forward and offset against taxable income for an indefinite period in the future.

5. U.S. subsidiary:

As of December 31, 2002, this subsidiary has carryforward tax losses in the amount of $59,217 from the options exercised by certain shareholders that can be carried forward and offset against taxable income for 20 years and these losses will expire in 2021.

NOTE 17: SELECTED STATEMENTS OF INCOME DATA

	Year ended December 31,		
	2002	2001	2000
a. Sales by destination (1) (2) (3):	U.S. dollars in thousands		
Israel	$ 11,809	$ 13,690	$ 11,569
Canada	12,819	8,968	5,706
U.S.A.	183,857	123,762	84,569
U.K.	1,449	870	-
Other	1,647	1,940	1,953
	$ 211,581	$ 149,230	$ 103,797
(1) Including commercial activities	$ 1,529	$ 1,353	$ 972
(2) Including sales to a major customer	$ 46,548	$ 22,351	$ 19,147
(3) Sales to a major customer as a percentage of total sales	22%	15%	18%
b. Research and development expenses, net:			
Total expenses	$ 27,500	$ 20,740	$ 16,115
Less - grants and participations	1,127	1,107	1,522
	$ 26,373	$ 19,633	$ 14,593
c. Selling, marketing, general and administrative expenses:			
Selling and marketing	$ 15,947	$ 15,249	$ 11,820
Advertising	4,075	4,038	1,771
General and administrative *)	32,459	22,799	18,311
	$ 52,481	$ 42,086	$ 31,902
*) Including allowance for doubtful accounts	$ -	$ 101	$ 17
d. Financial expenses, net *):			
Interest and linkage differences on long-term liabilities	$ 2,944	$ 2,078	$ 2,047
Income in respect of deposits	(2,351)	(794)	(161)
Expenses in respect of short-term credit	506	1,070	2,204
Foreign currency translation losses (gains)	(937)	240	(235)
	$ 162	$ 2,594	$ 3,855
*) Net of interest capitalized in cost of property, plant and equipment	$ 479	$ -	$ 25

NOTE 18: SEGMENT INFORMATION

The Group operates in one industry segment. The Company has three main reportable geographic areas. The data is presented in accordance with Statement of Financial Accounting Standard No. 131, "Disclosure About Segments of an Enterprise and Related Information" ("SFAS No. 131"). Information by geographic area is as follows:

Year ended December 31, 2002:	Israel*)	Canada**)	U.S.A.	Elimination	Consolidated
	U.S. dollars in thousands				
Sales to unaffiliated customers	$ 14,905	$ 12,819	$ 183,857	-	$ 211,851
Inter-area sales to affiliates	74,044	56,148	-	$ (130,192)	-
Total sales	$ 88,949	$ 68,967	$ 183,857	$ (130,192)	$ 211,581
Operating income	35,099	13,908	12,742	(8,490)	$ 53,259
Financial expenses, net	(870)	(31)	1,063	-	162
Other income, net					78
Income before income taxes					53,175
Income taxes	595	3,245	4,788	(222)	8,406
Minority interest in earnings of a subsidiary					214
Net income					$ 44,555
Depreciation and amortization	$ 4,647	$ 1,493	$ 2,123	$ -	$ 8,263
Long-lived assets	$ 67,504	$ 22,964	$ 10,040	$ -	$ 100,508
Capital expenditures	$ 25,061	$ 10,859	$ 7,326	$ -	$ 43,246
Year ended December 31, 2001:					
Sales to unaffiliated customers	$ 16,500	$ 8,968	$ 123,762	$ -	$ 149,230
Inter-area sales to affiliates	45,730	42,082	-	(87,812)	-
Total sales	$ 62,230	$ 51,050	$ 123,762	$ (87,812)	$ 149,230
Operating income	21,361	10,938	4,254	(3,778)	$ 32,775
Financial expenses, net	2,304	(51)	341	-	2,594
Other income, net					272
Income before income taxes					30,453
Income taxes	94	2,792	1,777	(285)	4,378
Minority interest in earnings of a subsidiary					81
Net income					$ 25,994
Depreciation and amortization	$ 4,048	$ 1,200	$ 1,480	$ -	$ 6,728
Long-lived assets	$ 43,991	$ 9,995	$ 3,877	$ -	$ 57,863
Capital expenditures	$ 15,043	$ 2,457	$ 1,758	$ -	$ 19,258

*) Includes operations in other markets.

**) Includes operations in both Canada and Cayman Islands.

Year ended December 31, 2000:

	Israel*)	Canada**)	U.S.A.	Elimination	Consolidated
	U.S. dollars in thousands				
Sales to unaffiliated customers	$ 13,522	$ 5,706	$ 84,569	$ -	$ 103,797
Inter-area sales to affiliates	16,091	35,396	-	(51,487)	-
Total sales	$ 29,613	$ 41,102	$ 84,569	$ (51,487)	$ 103,797
Operating income	5,335	6,867	3,651	243	$ 16,096
Financial expenses, net	1,284	631	1,940	-	3,855
Other income, net					344
Income before income taxes					12,585
Income taxes	(519)	1,943	1,114	-	2,538
Minority interest in earnings of a subsidiary					20
Net income					$ 10,027
Depreciation and amortization	$ 3,221	$ 975	$ 1,567	$ -	$ 5,763
Long-lived assets	$ 33,007	$ 9,228	$ 3,599	$ -	$ 45,834
Capital expenditures	$ 10,165	$ 907	$ 1,037	$ -	$ 12,109

*) Includes operations in other markets.

**) Includes operations in both Canada and Cayman Islands.

The Group's primary product lines in Israel are prescription and over-the-counter products in multiple strengths, including capsules, creams and ointments, liquids, sterile products and tablets. Its primary product lines in Canada and the United States *are prescription dermatological cream, ointment, lotion and gel products; oral dosage form prescription products; and over-the-*counter products.

It was impractical to provide revenues by product lines for the years ended December 31, 2002, 2001 and 2000.

NOTE 19: TRANSACTIONS WITH RELATED PARTIES

Transactions with related parties:	Year ended December 31,		
	2002	2001	2000
	U.S. dollars in thousands		
Compensation to related parties *):			
Wages and salaries	$ 1,669	$ 1,184	$ 976
Management fees	1,060	808	689
Directors' fees	74	88	82
*) Compensation was paid to related parties, as follows:	$ 2,803	$ 2,080	$ 1,747
Related parties employed by the Group	$ 1,689	$ 1,201	$ 994
Related parties not employed as above - directors (including companies held by these directors)	$ 1,114	$ 879	$ 753
Number of individuals to whom the compensation relates (includes all directors)	10	10	10

NOTE 20: DERIVATIVE FINANCIAL INSTRUMENTS

The Company's primary objective for holding derivative financial instruments is to manage foreign currency and interest rate risks. The Company's derivative instruments are recorded at fair value and are included in other and prepaid expenses. As of December 31, 2002 the total fair value of the derivative instruments is $653.

Foreign currency and interest rate risk:

The Company transacts business in various foreign currencies, primarily NIS. In 2000, the Company entered into a cross currency swap to hedge the NIS denominated fixed rate bonds. This swap has been designed as a fair value hedge of the changes in fair value of the bonds, due to both interest rate risk and foreign exchange risk. There is no material ineffectiveness related to this hedge. Management believes that the financial institution associated with the aforementioned investments is financially sound and, accordingly, minimal credit risk exists with respect to these derivative instruments. As of December 31, 2002, the notional amount of the swap is $15,600.

NOTE 21: SUBSEQUENT EVENTS (UNAUDITED)

a. On January 14, 2003, Taro Pharmaceuticals North America Inc. ("TNA") entered into a license and option agreement with Medicis Pharmaceutical Corporation ("Medicis"). According to the agreement, TNA will purchase from Medicis four branded prescription product lines for sale in the United States and Puerto Rico for an aggregate purchase price of $23.8 million of which approximately $11.7 million is payable over five consecutive quarters and a sum of $12.1 million is due upon exercising the purchase option. The product lines are used primarily in dermatology and pediatrics.

b. On March 21, 2003, the Company's Irish affiliate, Taro Pharmaceuticals Ireland Ltd., acquired, for an amount equal to 5.55 million Euros, a multi-purpose pharmaceutical manufacturing and research facility in Ireland. The facility was purchased out of liquidation proceedings under the Official Liquidator appointed by the High Court of Ireland.

   The facility consists of 124,000 square feet of manufacturing, laboratory, office and warehouse space located on a 14-acre campus in central Ireland. The facility, which was operating until the end of 2002, has been licensed and approved by the Irish Medicines Board to manufacture and distribute pharmaceutical products in Ireland and the European Union.

Selected Financial Data

Statement of Operations

		Year Ended December 31,				
		In thousands of U.S. dollars, except per Ordinary Share data				
		2002	2001	2000	1999	1998
Net Sales		$ 211,581	$ 150,134	$ 103,797	$ 83,785	$ 66,725
Gross Profit		132,113	95,398	62,591	48,471	36,366
Operating Income		53,259	32,775	16,096	10,810	6,524
Income Before Taxes on Income and Minority Share in Profits of Subsidiaries		53,175	30,453	12,585	7,035	3,682
Net Income		44,555	25,994	10,027	5,539	2,302
Net Income Per Ordinary Share:	Basic:	$ 1.55	$ 1.11	$ 0.47	$ 0.27	$ 0.11
	Diluted:	$ 1.52	$ 0.99	$ 0.42	$ 0.25	$ 0.11

Balance Sheet

	As of December 31,				
	In thousands of U.S. dollars				
	2002	2001	2000	1999	1998
Working Capital	$ 198,871	$ 196,711	$ 43,588	$ 25,964	$ 11,879
Property, Plant and Equipment	93,358	54,024	41,827	34,624	29,612
Total Assets	379,845	307,762	120,446	90,957	74,566
Long-Term Debt	47,127	49,285	38,250	23,328	16,303
Shareholders' Equity	269,137	218,364	50,214	40,552	28,840

Quarterly Profit and Loss Information (Unaudited)

	Quarter Ended 2002			
	In thousands of U.S. dollars, except per Ordinary Share data			
	Dec 31	Sep 30	June 30	Mar 31
Net Sales	$ 61,976	$ 55,482	$ 49,583	$ 44,540
Gross Profit	38,541	33,923	30,808	28,841
Operating Income	15,526	14,074	11,914	11,745
Income Before Taxes on Income	15,790	13,825	11,757	11,803
Net Income	12,925	11,563	10,192	9,875
Net Income Per Diluted Ordinary Share	$ 0.44	$ 0.39	$ 0.35	$ 0.34

Price Range of Ordinary Shares

The Company's Ordinary Shares are traded in the National Market System of the over-the-counter market (NASDAQ symbol: TARO).

As of February 28, 2003:
Number of record holders: 377
Number of outstanding Ordinary Shares: 28,796,313
Dividends: The Company has never paid cash dividends on its Ordinary Shares.

The following table sets forth, for the periods indicated, the high and low, split adjusted, sale price, as reported by the National Quotation Bureau, Incorporated.

	2002 $		2001 $		2000 $		1999 $		1998 $	
	High	Low	High	Low	High	Low	High	Low	High	Low
Fourth Quarter	39.26	32.13	47.54	34.30	17.47	8.30	9.50	5.25	2.75	2.38
Third Quarter	34.90	22.56	48.50	30.20	9.82	5.82	8.50	4.69	2.88	1.94
Second Quarter	30.46	21.60	44.00	23.00	6.32	3.66	5.41	2.88	3.50	2.63
First Quarter	38.34	28.35	22.69	13.44	8.44	4.71	3.25	2.44	2.88	2.19

The following discussion should be read in conjunction with our consolidated financial statements for the three years ended December 31, 2002 and as of December 31, 2002 and 2001, which are included elsewhere in this annual report.

Overview

We are a multinational, science-based pharmaceutical company. We develop, manufacture and market prescription and OTC pharmaceutical products, as well as active pharmaceutical ingredients, primarily in the United States, Canada, Israel and the United Kingdom. Our primary areas of focus include topical creams and ointments, liquids, capsules and tablets. We operate principally through three entities: Taro Israel and two of its subsidiaries, Taro Canada and Taro U.S.A.

We generate most of our revenues from the sales of both prescription and OTC pharmaceutical products. Portions of our OTC products are sold as private label products primarily to chain drug stores, food stores, drug wholesalers, drug distributors and mass merchandisers. In 2002, 2001 and 2000, AmerisourceBergen Corporation, our current major drug wholesaler, accounted for approximately 22%, 13%, and 8% of our consolidated sales, respectively.

We also sell active pharmaceutical ingredients to unaffiliated customers around the world. Sales of active pharmaceutical ingredients to third parties represent less than 2% of consolidated revenues. Our primary reason for manufacturing active pharmaceutical ingredients is to support our pharmaceutical manufacturing operations.

Due to increased competition from other generic pharmaceutical manufacturers as they gain regulatory approvals to manufacture generic products, selling prices and related profit margins tend to decrease as products mature. Thus, our future operating results are dependent on, among other factors, our ability to introduce new products.

In 2002 and 2001, sales of six product lines contributed approximately 51% and 56% of our consolidated sales, respectively. These six product lines include four topical product families and two oral product families. Clotrimazole and Betamethasone Dipropionate Cream, our generic equivalent of Lotrisone®, cream, which we introduced to the marketplace in May 2001, contributed approximately 16% to our consolidated sales during 2002.

Our sales of these and other product lines are subject to market conditions and other factors. We are therefore unable to predict the extent, if any, to which the relative contribution of these six and other product lines to our total revenues may increase or decrease in the future.

Cost of goods sold consists of direct costs and allocated costs. Direct costs consist of raw material, packaging material and direct labor identified with a specific product. Costs not associated with a specific product are allocated to all manufactured products. However, since the allocation of various elements of overhead to individual products or product lines is perforce arbitrary, it is not practical to determine the specific amount or percentage of our profits that may be attributed to any individual product or product line, including our generic equivalent of Lotrisone®, cream.

Certain customary industry selling practices affect our supply of working capital, including:

- our granting favorable payment terms to customers in connection with their purchasing higher volumes of a product than they would routinely purchase within their normal buying cycle; and
- our discounting selling prices through the issuance of free goods as well as other incentives within a specified time frame if a customer purchases more than a specified amount of a product.

For example, the payment terms that we typically provide to our U.S. customers vary from 30 to as many as 90 days, with the longer terms typically allowed to customers purchasing higher volumes of a product. Similarly, the discounts which we offer may range from two to ten percent (2-10%), with the higher discounts offered in connection with larger sales.

Industry practice requires that pharmaceutical products be made available to customers on demand from existing stock levels rather than on a made-to-order basis. Therefore, in order to adequately accommodate market demand, we try to maintain adequate levels of inventories. The growth of our sales in the past few years has resulted in higher levels of inventory in anticipation of additional business for new products and from new customers, the exact timing of which cannot be determined accurately.

Significant Accounting Principles and Policies

U.S. GAAP. Our financial statements are prepared in accordance with accounting principles, and audited annually in accordance with auditing standards, generally accepted in the United States. A discussion of the significant accounting policies which we follow in preparing our financial statements is set forth in Note 2 to our consolidated financial statements included elsewhere in this annual report. The following is a summary of certain principles which have a substantial impact upon our financial statements and, we believe, are most important to keep in mind in assessing our financial condition and operating results:

Revenue Recognition. When we recognize and record revenue from the sale of our pharmaceutical products, we simultaneously record an estimate of various costs, which reduce product sales. These costs include our estimates of product returns, rebates, chargebacks and other sales allowances. In addition, we may record allowances for shelf-stock adjustments when appropriate. We base our estimates for these sales allowances on a variety of factors, including actual return experience of other products, rebate agreements for each product and estimated sales by our wholesale customers to other third parties who have contracts with us. Actual experience associated with any of these items may differ materially from our estimates. We conduct a review of the factors that influence our estimates periodically. When we find that actual product returns, credit and other allowances may differ from our established reserves we make the necessary adjustments.

Functional and Reporting Currency. A majority of our revenues is generated, and a substantial portion of our expenses are incurred, in U.S. dollars. Hence, the dollar is our functional and reporting currency and monetary accounts maintained in other currencies are re-measured into dollars in accordance with Statement No. 52 of the Financial Accounting Standards Board.

Use of Estimates. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. We evaluate, on an ongoing basis, our estimates, including those related to bad debts, income taxes and contingencies. We base our estimates on historical experience and various other assumptions that we believe to be reasonable under the circumstances. The results of these assumptions are the basis for determining the carrying values of assets and liabilities that are not readily apparent from other sources. These estimates may vary under different conditions.

Deferred Taxes. We record a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized. While we have considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance, in the event we were to determine that we would be able to realize our deferred tax assets in the future in excess of our net recorded amount, an adjustment to the deferred tax asset would not increase income in the period such determination was made. However, should we determine that we would not be able to realize all or part of our net deferred tax asset in the future, an adjustment to the deferred tax asset would be charged to income in the period such determination was made.

Results of Operations

The following table sets forth, for the periods indicated, selected items from our consolidated statement of income as a percentage of total sales:

	Year ended December 31,		
	2002	2001	2000
Statement of Income Data:			
Sales	100%	100%	100%
Cost of sales	38	37	40
Gross profit	62	63	60
Operating expenses:			
Research and development, net	12	13	14
Selling, marketing, general and administrative	25	28	31
Total operating expenses	37	41	45
Operating income	25	22	15
Financial expenses, net	-	2	4
Other income, net	-	-	-
Income before taxes on income	25	20	11
Taxes on income	4	3	2
Minority interest in earnings of a subsidiary	-	-	-
Net income	21%	17%	9%

Year Ended December 31, 2002 compared with Year Ended December 31, 2001

Sales. Sales increased $62.0 million, or 42%, from $149.2 million in 2001 to $211.6 million in 2002. Of such increase, $7.6 million, or 4%, was attributable to the sale of products that we introduced in 2002. The balance of such increase was attributable to increased sales of products which were sold in both 2001 and 2002 including Clotrimazole and Betamethasone Dipropionate Cream, our generic version of Lotrisone®, which we began to sell in May 2001. Sales in the United States increased $60.1 million, or 49%, from $123.8 million in 2001 to $183.9 million in 2002. Sales in Canada increased by $3.8 million, or 44%, from $9.0 million in 2001 to $12.8 million in 2002. Sales in Israel and other international markets decreased $1.6 million, or 10%, from $16.5 million in 2001 to $14.9 million in 2002. The products introduced during the year in the United States were Amcinonide Cream, Ketoconazole Cream and Econazole Cream.

Cost of Sales. Cost of sales increased $24.8 million, or 45%, from $54.7 million in 2001 to $79.5 million in 2002.

Gross Profit. Gross profit increased $37.6 million, or 40%, from $94.5 million in 2001 to $132.1 million in 2002. Gross profit margin declined from 63% in 2001 to 62% in 2002. The decrease in margin in 2002 reflects a higher level of OTC products sales and a competitive environment for certain products, which was offset by increased volume for other products.

Research and Development, Net. R&D expenses, net, increased $6.8 million, or 35%, from $19.6 million in 2001 to $26.4 million in 2002. R&D expenses comprised 12% and 13% of sales in 2002 and 2001, respectively. The increase in R&D expenses during 2002 was the result of expanding our research facilities, recruiting additional scientists and pursuing more projects.

Selling, Marketing, General and Administrative. SG&A increased $10.4 million, or 25%, from $42.1 million in 2001 to $52.5 million in 2002. Our SG&A as a percentage of sales declined from 28% in 2001 to 25% in 2002. Selling and marketing expenses increased $0.8 million, or 4%, from $19.2 million in 2001 to $20.0 million in 2002. General and administrative expenses increased $9.7 million, or 43%, from $22.8 million in 2001 to $32.5 million in 2002, primarily due to investments in personnel, facilities and infrastructure necessary to accommodate continued growth and expansion in both the United States and the international markets.

Operating Income. Operating income increased $20.5 million, or 62%, from $32.8 million, or 22% of sales, in 2001 to $53.3 million, or 25% of sales, in 2002. The increase was primarily the result of increased sales and improved SG&A margin.

Financial Expenses. Financial expenses, net, decreased $2.4 million, from $2.6 million in 2001 to $0.2 million in 2002. The decrease is primarily the result of interest income realized from the high cash balance maintained during 2002. This income nearly offset the company's cost of borrowing.

Taxes on Income. Due to a higher level of pre-tax income, our tax expense increased $4.0 million, or 91%, from $4.4 million in 2001 to $8.4 million in 2002, with the effective tax rate increasing from 14% in 2001 to 16% in 2002.

Net Income. Our net income increased $18.6 million from $26.0 million in 2001 to $44.6 million in 2002, an increase of 71%, based on the factors cited above.

Year Ended December 31, 2001 compared with Year Ended December 31, 2000

Sales. Sales increased $45.4 million, or 44%, from $103.8 million in 2000 to $149.2 million in 2001. Of such increase, $31.8 million, or 70%, was attributable to the sale of products that we introduced in 2001. The balance of such increase was attributable to increased sales of products that were sold in both 2000 and 2001. Sales in the United States increased $39.2 million, or 46%, from $84.6 million in 2000 to $123.8 million in 2001. Sales in Canada increased by $3.3 million, or 58%, from $5.7 million in 2000 to $9.0 million in 2001. Sales in Israel and other international markets increased $3.0 million, or 22%, from $13.5 million in 2000 to $16.5 million in 2001. The most significant products introduced in the United States during the year were: Clotrimazole and Betamethasone Dipropionate Cream, Amiodarone Hydrochloride Tablets, Enalapril Maleate Tablet and Enalapril Maleate and Hydrochlorothiazide Tablets.

Cost of Sales. Cost of sales increased $13.5 million, or 33%, from $41.2 million in 2000 to $54.7 million in 2001. Cost of sales grew at a slower pace than sales due to the introduction of new products and increased manufacturing efficiency.

Gross Profit. Gross profit increased $31.9 million, or 51%, from $62.6 million in 2000 to $94.5 million in 2001. Gross profit margin improved from 60% in 2000 to 63% in 2001. The increase in margin in 2001 reflects higher sales volume, reduction in unit production costs and an increased contribution from new products that traditionally exhibit higher profit margin.

Research and Development, Net. R&D expenses, net, increased $5.0 million, or 34%, from $14.6 million in 2000 to $19.6 million in 2001. R&D expenses comprised 13% of sales in 2001 and 14% of sales in 2000. The increase in R&D expenses during 2001 was the result of expanding our research facilities, recruiting additional scientists and pursuing more projects.

Selling, Marketing, General and Administrative. SG&A increased $10.2 million, or 32%, from $31.9 million in 2000 to $42.1 million in 2001. Our SG&A as a percentage of sales was 29% in 2001 and 31% in 2000. Selling and marketing expenses increased from $13.6 million in 2000 to $19.3 million in 2001 primarily due to promotion initiatives in relation to introduction of new products. General and administrative expenses increased $4.5 million, or 25%, from $18.3 million in 2000 to $22.8 million in 2001, primarily due to investments in personnel and infrastructure necessary to accommodate continued growth and expansion in international markets.

Operating Income. Operating income increased $16.7 million, or 104%, from $16.1 million in 2000 to $32.8 million in 2001. The increase was primarily the result of increased sales and improved gross margins.

Financial Expenses. Financial expenses, net, decreased $1.3 million, or 33%, from $3.9 million in 2000 to $2.6 million in 2001. While our outstanding indebtedness increased to $55.3 million at December 31, 2001 from $44.6 million at December 31, 2000, a greater portion of our debt was long-term and therefore effective interest rates on our borrowings were lower in 2001 than in 2000. We also realized a financial gain, which offset some of the expenses, due to our significant cash position during the fourth quarter resulting from our successful public offering, positive cash flows from operations, decrease in interest rates and favorable foreign currency exchanges.

Taxes on Income. Income tax expenses increased $1.9 million, or 76%, from $2.5 million in 2000 to $4.4 million in 2001, with the effective tax rate decreasing to 14% from 20% in the prior year.

Net Income. Our net income increased $16.0 million from $10.0 million in 2000 to $26.0 million in 2001, an increase of 160%, based on the factors cited above.

Impact of Inflation, Devaluation and Exchange Rates on Results of Operations, Liabilities and Assets

We conduct manufacturing, marketing and research and development operations primarily in Israel, Canada and the United States. As a result, we are subject to risks associated with fluctuations in the rates of inflation and foreign exchange in each of these countries.
The following table sets forth the annual rate of inflation, the devaluation rate of the NIS and the Canadian dollar against the U.S. dollar and the exchange rates between the U.S. dollar and each of the NIS and the Canadian dollar at the end of the year indicated:

Year	Rate of Inflation		Rate of Devaluation Against U.S. Dollar		Rate of Exchange of U.S. Dollar	
	Israel	Canada	Israel	Canada	Israel	Canada
1998	8.6%	1.9%	17.6%	7.3%	4.16	1.53
1999	1.3%	2.6%	(0.2%)	(5.9%)	4.15	1.44
2000	0.0%	3.2%	(2.7%)	3.9%	4.04	1.50
2001	1.4%	0.7%	9.3%	6.2%	4.42	1.59
2002	6.5%	3.9%	7.2%	(1.2%)	4.74	1.58

LIQUIDITY AND CAPITAL RESOURCES

Liquidity

Cash and cash equivalents were $130.7 million at December 31, 2002 as compared to $150.7 million at December 31, 2001. The two major reasons for this $20.0 million decrease were the acquisition of the assets of Thames Pharmacal Inc. and our facilities expansion. The rapid increase in sales caused trade accounts receivable to increase by 68%, to $69.0 million at December 31, 2002, from $41.1 million at year-end 2001. Inventory levels increased 46% from December 31, 2001 to December 31, 2002, primarily to support increased sales. Shareholders' equity increased from $218.4 million at December 31, 2001 to $269.1 million at December 31, 2002, principally due to net income contribution to retained earnings and tax benefits related to the exercise of stock options.

We generated cash from operations amounting to $29.6 million for the year ended December 31, 2002 as compared to $27.4 million in the prior year. The increase in cash from operations is the result of increases in net income, amortization and depreciation, which were offset by other working capital items.

Our long-term debt (including current maturities of $8.0 million) outstanding as of December 31, 2002 was approximately $55.1 million and was comprised of the following:

- bonds payable of $20.7 million
- obligations of $29.7 million under a bank credit agreement
- mortgage payable of $3.9 million
- capital lease obligations of $0.8 million

The bonds are non-transferable and are secured by floating charges placed on all of our assets other than on the shares of our non-Israeli subsidiaries. The bonds are either linked to the Israeli CPI and bear interest of 8.25% or linked to the U.S. dollar and bear interest at varying interest rates between LIBOR +2% to LIBOR +3% per year and are for a term of approximately ten years. We have a contract to hedge our exposure to CPI fluctuations in Israel. Under the bond agreements, our debt to equity ratio may not be greater than 2:1 and our current ratio may not be lower than 1:1. Our bank credit agreements contain similar financial covenants. We are currently in compliance with these covenants.

We do not currently have or anticipate any short-term funding requirements outside of the ordinary course of our business, and we do not have or anticipate any liquidity concerns. We anticipate that our operating cash flow, together with available borrowings under our credit facilities and cash balances, will be sufficient to meet all of our working capital, capital expenditure and interest requirements for both the short term and the foreseeable future. As for commitment for future capital expenditure please see note 6(f).

Capital Expenditures

We invested $43.2 million in the year ended December 31, 2002 and $19.3 million in the year ended December 31, 2001 in capital equipment and facilities. These investments principally related to expanding and upgrading our research and development laboratories and our pharmaceutical and chemical manufacturing facilities in Israel, Canada and the United States and maintaining compliance with current Good Manufacturing Practices, while increasing manufacturing capacity. In addition to facility-related investments, we also acquired certain manufacturing and packaging equipment that should increase production capacity. We also continued to upgrade our information systems infrastructure, allowing for more efficient production scheduling and enhanced inventory analysis. See Note 4 to our consolidated financial statements included elsewhere in this annual report for an analysis of PP&E activity in 2002.

Tax Matters

Tax Loss Carryforwards and Tax Credits

As of December 31, 2002, on an unconsolidated basis, we had an available tax loss carryforward of $1.4 million in Israel, $2.7 million in the United Kingdom and $52.9 million in the United States. The loss carryforward in the United States resulted from the exercise of certain options during 2001. Income earned from operations in Canada is subject to taxes at statutory rates of 34.9% in 2000, 33.8% in 2001 and 32.7% in 2002 in Canada. Taro Canada received research and development tax credits, and therefore the effective tax rate on its income was 25.9% in 2002.

Approved Enterprise Status in Israel

Israeli companies are generally subject to tax at the rate of 36% of taxable income. However, our facilities in Israel have received Approved Enterprise status from the Israel Investment Center, which entitles us to receive certain tax benefits. We have elected to receive an alternative package of benefits under the Law for Encouragement of Capital Investments. We have received four approvals granting us an alternative package of benefits, subject to compliance with applicable requirements. Under the first approval, our undistributed income derived from one Approved Enterprise will be exempt from corporate tax for a period of four years commencing in 2001, and we will be eligible for a reduced tax rate of between 10% to 15% for an additional two years (taking into account the time limits imposed by the Law for Encouragement of Capital Investments, 1959). Under the second approval, our undistributed income derived from another Approved Enterprise will be exempt from corporate tax for a period of two years from 2001 and we will be eligible for a reduced tax rate of between 10% to 15% for an additional eight years. Under the third and the fourth approvals, our undistributed income derived from a third and fourth Approved Enterprise will be exempt from corporate tax for a period of two years following implementation of the plan. We will be eligible for a reduced tax rate of between 10% to 15% for an additional eight years thereafter. As a result, a substantial portion of the profits derived from products manufactured in Israel may benefit from a lower tax rate.

Research and Development

Most of our sales are derived from products which are the result of our own research and development. We believe that our research and development activities have been a principal contributor to our achievements to date and that our future performance will depend, to a significant extent, upon the results of these activities.

In 1991, we formed Taro Research Institute Ltd. for the purpose of consolidating our pharmaceutical and chemical research activities. The Institute coordinates all of our research and development activities on a global basis.

Recruiting talented scientists is essential to the success of our research and development programs. Approximately 20% of our employees work in our worldwide research and development programs. More than 58 of our scientists hold either M.D. or Ph.D. degrees.

We currently conduct research and development in three principal areas:

- generic pharmaceuticals, where our programs have resulted in our developing and introducing a wide range of pharmaceutical products (including tablets, capsules, injectables, suspensions, solutions, creams and ointments) that are equivalent to numerous brand-name products whose patents and FDA exclusivity periods have expired;
- proprietary pharmaceuticals and delivery systems, in which we are developing T-2000 and products utilizing the NonSpil™ delivery system; and
- organic and steroid chemistry, where our programs have enabled us to synthesize the active ingredients used in many of our products.

Generic Pharmaceuticals

In 2002, we received multiple product approvals in Canada, Israel and the United States. The following table sets forth the approvals in the United States by the FDA during 2002:

Generic Name	Brand Name Equivalent
Amcinonide Cream	Cyclocort®
Ketoconazole Cream	Nizoral®
Econazole Cream	Spectazole®
Loratadine Syrup*	Claritin®

* Tentative approval

Currently, 22 of our ANDAs are being reviewed by the FDA. In addition, there are multiple products for which either developmental or internal regulatory work is in process. The applications pending before the FDA are at various stages in the review process, and there can be no assurance that we will be able to successfully complete any remaining testing or that, upon completion of such testing, approvals for any of the applications currently under review at the FDA will be granted. In addition, there can be no assurance that the FDA will not grant approvals for competing products submitted by our competitors.

Proprietary Technologies

T-2000

We are currently conducting Phase II studies on T-2000, our patented non-sedating barbiturate compound. This product is currently intended for the treatment of epilepsy and essential tremor, but may have other indications. It is intended to be a long-acting, non-sedating anticonvulsant that permits increased patient compliance and reduced side effects.

T-2000 must complete Phase II testing, successfully undergo Phase III studies and obtain regulatory approval in order to reach the market. There can be no assurance of the commercial success of this drug.

NonSpil™

We also continue to work on the NonSpil™ delivery system, which allows liquid medications to pour, but not spill, thereby increasing the accuracy of dosage.

NonSpil™ development activities include improving product formulations, refining taste and texture and preparing the marketing program for this new delivery system. While there can be no assurance of commercial success, we hope to introduce NonSpil™ formulations in commercial markets where it can contribute to both pediatric and geriatric healthcare.

Patents, Trademarks and Licenses

Since 1986, we have received patents in the United States for:

- anticonvulsant, tranquilizer and muscle relaxant drugs;
- groups of antiarrhythmic drugs;
- novel oral delivery for pharmaceutical and related products; and
- the synthesis and formulation of some of our products.

To date, none of these patents has been commercialized.

We have registered trademarks in the United States and in Canada. We have registered, or applied for the registration of, trademarks on the names of all of the significant products that we sell in the Israeli market. As all of the products sold by Taro U.S.A. are generic drugs, Taro U.S.A. currently does not use trademarks in the sale and marketing of its generic products. We do not believe that any single patent, trademark or license is of material importance to us in relation to our current commercial activities.

DIN 02213265
Cream, USP
OptimaPharma
Cream, USP

In Canada, Taro's OptimaPharma group markets clobetasol products under the Dermovate® brand name.

In Memoriam: Eric Hills, Vice Chairman



On October 19, 2002, Taro lost a valued advisor and long-time friend with the passing of Eric Hills, who died at the age of 80. A Chartered Accountant in the UK and Israel, Eric was Vice Chairman of Taro's Board of Directors and Chairman of the Audit Committee.

Over the course of five decades, beginning when he was a partner at Kesselman & Kesselman in Haifa, Israel, Eric guided both the Company's founders and its present leadership. He emphasized sound business practices and accounting policies, and helped Taro to shape a corporate culture of honesty and integrity with strict internal controls and clear financial reporting. To Eric, the spirit of the law was as important as the letter. He was always calm and an ultimate gentleman, yet unswerving in his principles.

At all times, Eric keenly felt the responsibility to shareholders that comes with being a public company. We are extremely fortunate to have had his counsel and direction for so many years. He is deeply missed.

Corporate Information

Taro Pharmaceutical Industries Ltd.
14 Hakitor Street
Haifa Bay 26110, Israel

Board of Directors:
Barrie Levitt, M.D., Chairman
Daniel Moros, M.D., Vice Chairman
Mr. Aaron Levitt, President
Mr. Arye Barak
Heather Douglas, Esq.
Michael Friedman, Ph.D.
Irith Hausner, Esq.
Eric Johnston, Esq.
Gad Keren, M.D.
Tal Levitt, Esq.
Myron Strober, C.P.A.

Investor Information

Auditors:
Kost, Forer & Gabbay
A Member of Ernst & Young International
Tel-Aviv, Israel

Ernst & Young
Thornhill, Ontario, Canada

Ernst & Young
New York, New York, U.S.A.

Counsel:
Weil, Gotshal & Manges
New York, New York, U.S.A.

Yigal Arnon & Co.
Tel-Aviv, Israel

Transfer Agent:
American Stock Transfer Co.
New York, New York, U.S.A.

Principal Offices:

ISRAEL Haifa:
Taro Pharmaceutical Industries Ltd.
14 Hakitor Street
Haifa Bay 26110, Israel

ISRAEL Yakum
Taro Pharmaceutical Industries Ltd.
Euro Park (Italy Bldg.)
Yakum Business Park, Yakum 60972, Israel

U.S.A.
Taro Pharmaceuticals U.S.A., Inc.
Five Skyline Drive
Hawthorne, New York 10532, U.S.A.

CANADA
Taro Pharmaceuticals Inc.
130 East Drive
Brampton, Ontario L6T 1C1, Canada

UK
Taro Pharmaceuticals (UK) Ltd.
First Floor, Prince of Wales House
3 Bluecoats Avenue, Hertford SG14 1PB

IRELAND
Taro Pharmaceuticals Ireland Ltd.
Lourdes Road
Roscrea, Co Tipperary
Republic of Ireland

For Additional Information, Contact:
Kevin Connelly, C.P.A.
Senior Vice President and Chief Financial Officer
c/o Taro Pharmaceuticals U.S.A., Inc.
Five Skyline Drive
Hawthorne, New York 10532, U.S.A.

Certain statements in this document are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, comments regarding financial performance, including revenue and earnings growth; events or circumstances the Company "anticipates," "expects," "plans" "intends," or "designs" to happen or exist; consumer, physician or trade acceptance of new or existing generic or proprietary products; the viability or usefulness of expanded or acquired manufacturing or research operations; the growth or success of divisions within the Company; or, the contribution of products, markets, marketing personnel or initiatives, business development initiatives, or generic or proprietary research programs. Although Taro Pharmaceutical Industries Ltd. believes the expectations reflected in such forward-looking statements to be based on reasonable assumptions, it can give no assurance that its expectations will be attained. Factors that could cause actual results to differ materially from the Company's expectations include industry and market conditions; slower than anticipated penetration of new markets or regulatory approvals of new products; integration of new or acquired manufacturing operations into Taro; difficulties in operating divisions of the Company or integrating them or their personnel into the operations of the Company; marketplace and/or physician and patient acceptance of products developed or acquired by Taro; changes in the Company's financial position, regulatory actions, and other risks detailed from time to time in the Company's SEC reports, including its Form 20-F for 2001 and its prospectus dated October 1, 2001.


TARO

www.taro.com